                           OFFER TO PURCHASE FOR CASH
             ANY AND ALL OF THE OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                           TRIGEN ENERGY CORPORATION
                                       AT
                              $23.50 NET PER SHARE
                                       BY
                              T ACQUISITION CORP.
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                                      ELYO
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                            SUEZ LYONNAISE DES EAUX

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
         TIME, ON FRIDAY, MARCH 24, 2000, UNLESS THE OFFER IS EXTENDED.

    THE OFFER IS CONDITIONED UPON SATISFACTION OF CERTAIN TERMS AND CONDITIONS DESCRIBED IN "THE TENDER OFFER--CONDITIONS OF THE OFFER."

    THE BOARD OF DIRECTORS OF TRIGEN ENERGY CORPORATION BY UNANIMOUS VOTE OF ALL DIRECTORS, BASED ON, AMONG OTHER THINGS, THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE COMPRISED OF INDEPENDENT DIRECTORS, (I) DETERMINED THAT THE MERGER IS ADVISABLE AND THAT THE TERMS OF THE OFFER AND THE MERGER, THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS,
(II) APPROVED THE OFFER AND THE MERGER AND APPROVED AND ADOPTED THE MERGER AGREEMENT, AND (III) RECOMMENDED THE OFFER TO, AND THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY BY, THE STOCKHOLDERS OF THE COMPANY.

                            ------------------------

    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

                      The Dealer Manager for the Offer is:

                            LAZARD FRERES & CO. LLC
                                ----------------

            The date of this Offer to Purchase is February 28, 2000.

              QUESTIONS AND ANSWERS ABOUT THE OFFER AND THE MERGER

Q: WHO IS OFFERING TO BUY MY SECURITIES?

A: The offer is being made by T Acquisition Corp., a newly formed Delaware corporation. We are a subsidiary of Elyo, a French company. Elyo is part of the energy division of Suez Lyonnaise des Eaux, a French publicly held company and a major worldwide provider of private infrastructure services. Elyo is already a major stockholder of Trigen. It currently owns approximately 53% of Trigen's outstanding common stock. Elyo has also agreed to buy, at $23.50 per share, an additional 1,012,402 shares of Trigen common stock, or approximately 8% of Trigen's outstanding common stock, from Thomas Casten, the former president and chief executive officer of Trigen.

    TO READ MORE ABOUT T ACQUISITION CORP., ELYO AND SUEZ LYONNAISE DES EAUX, SEE PAGES 47 THROUGH 49.

Q: WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

A: We are making the offer for any and all shares of common stock of Trigen.
    There are no other outstanding equity securities of Trigen.

Q: HOW MUCH IS THE BIDDER OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

A: We are offering to pay $23.50 per share in cash, without interest.

Q: DOES THE BIDDER HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

A: Yes. Elyo will provide T Acquisition Corp. with sufficient funds to purchase tendered shares. Elyo will provide those funds from existing credit lines and financial support of Suez Lyonnaise des Eaux's other affiliates.

Q: IS THE BIDDER'S FINANCIAL CONDITION RELEVANT TO MY DECISION ON WHETHER TO
    TENDER IN THE OFFER?

A: No. We do not believe that the financial condition of Elyo is important to your decision. We base this conclusion on several factors. We are paying you cash for your shares. The offer is not subject to any financing condition. The offer is for any and all outstanding securities of Trigen. In addition, we will purchase your shares without any requirement that any other shares be tendered.

Q: HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

A: You have until the expiration date of March 24, 2000 to tender your shares.
   We will purchase all properly tendered shares on the expiration date if the conditions to our offer are then met. After making these purchases, we will continue for a limited period of time to purchase shares submitted to us. On the other hand, if the conditions to our offer are not met on the expiration date, we may extend the offer.

   FOR MORE INFORMATION ON WHEN YOU CAN TENDER YOUR SHARES IN THE OFFER, SEE PAGES 38 THROUGH 41.

Q: HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

A: If the offer is extended past March 24, 2000, we will make a public announcement of the new expiration date.

Q: WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

A: The most significant condition of the offer is the absence of litigation that is reasonably likely to delay the offer or to make the offer materially more expensive for the bidder.

    FOR A COMPLETE DISCUSSION OF THE CONDITIONS TO THE OFFER, SEE PAGES 50 THROUGH 52.

Q: HOW DO I TENDER MY SHARES?

A: If you hold your shares "of record," you can tender your shares by sending the enclosed letter of transmittal to the depositary, Harris Trust Company of New York, at the address listed on the enclosed letter of transmittal.

    If your broker holds your shares in "street name" for you, you must direct your broker to tender. Please contact your broker.

    FOR A COMPLETE DISCUSSION OF HOW TO TENDER YOUR SHARES, SEE PAGES 41 THROUGH 43.

Q: UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

A: You can withdraw tendered shares at any time prior to the expiration date of March 24, 2000. If the expiration date is extended, you can withdraw tendered shares at any time prior to the new expiration date.

Q: HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

A: You can withdraw shares that you have already tendered by sending a notice of withdrawal to the depositary.

    FOR A COMPLETE DISCUSSION OF HOW TO WITHDRAW PREVIOUSLY TENDERED SHARES, SEE PAGES 43 THROUGH 44.

Q: WHAT DOES MY BOARD OF DIRECTORS THINK OF THE OFFER?

A: Your board of directors recommends the offer.

    FOR A MORE DETAILED DESCRIPTION OF THE BOARD OF DIRECTORS' RECOMMENDATION, SEE PAGE 8.

Q: WHY IS MY BOARD OF DIRECTORS RECOMMENDING THE OFFER?

A: A special committee of independent directors evaluated the fairness of the offer. The special committee negotiated the terms of the offer and recommended that the full board approve the offer.

    FOR A COMPLETE DISCUSSION OF THE FACTORS THE SPECIAL COMMITTEE CONSIDERED IN RECOMMENDING THE OFFER, SEE PAGES 6 THROUGH 7.

Q: DID THE DIRECTORS WHO ARE NOT EMPLOYEES OF THE BIDDER, ELYO OR SUEZ RECEIVE
    ANY OPINIONS, APPRAISALS, OR REPORTS REGARDING THE FAIRNESS OF THE OFFER?

A: Yes. The special committee of independent directors received a written opinion, dated January 19, 2000, from Credit Suisse First Boston Corporation to the effect that, as of that date and based on and subject to the matters described in the opinion, the price per share of $23.50 to be received in the offer and the merger, taken together, by the holders of shares of Trigen common stock was fair, from a financial point of view, to the holders of shares of Trigen common stock, other than Elyo and its affiliates.

    FOR A MORE COMPLETE DESCRIPTION OF THE OPINION OF CREDIT SUISSE FIRST BOSTON, SEE PAGES 11 THROUGH 14.

Q: IS THIS THE FIRST STEP IN A GOING-PRIVATE TRANSACTION?

A: Yes. Because Elyo already owns over 50% of Trigen's common stock, this offer is considered a going-private transaction.

Q: WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL TRIGEN'S SHARES ARE NOT
    TENDERED IN THE OFFER?

A: Yes. If we purchase any shares in the offer, the offer will likely be followed by a merger that will result in Elyo owning 100% of Trigen. If we complete the merger, the public stockholders of Trigen will receive $23.50 in cash in exchange for each of their shares of Trigen common stock. Elyo has sufficient voting power to approve the merger without the vote of any other stockholder of Trigen.

Q: IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

A: If a significant number of shares are purchased in the offer, the Trigen shares are not likely to continue to trade on the New York Stock Exchange.

    FOR A MORE COMPLETE DESCRIPTION OF HOW THE OFFER WILL AFFECT TRIGEN'S SHARES, SEE PAGES 49 THROUGH 50.

Q: WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

A: On February 24, 2000, the last practicable trading day before the start of the offer, the reported closing sale price of the Trigen shares was $23.00.

    FOR MORE INFORMATION ON THE PRICE RANGE OF SHARES OF TRIGEN'S COMMON STOCK, SEE PAGE 44.

Q: IF I OBJECT TO THE PRICE BEING OFFERED, WILL I HAVE APPRAISAL RIGHTS?

A: Yes. You may elect not to tender your shares, dissent from the merger, and have the fair value of your shares paid to you in cash.

    FOR INFORMATION ON HOW TO EXERCISE APPRAISAL RIGHTS, SEE PAGES 19 THROUGH
    21.

Q: WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

A: If you have more questions about the tender offer, you should contact:

                               MORROW & CO., INC.

                       Banks and Brokers Call Toll-Free:
                                 (800) 662-5200

                       All Others Please Call Toll-Free:
                                 (800) 566-9061
                                       or
                            LAZARD FRERES & CO. LLC
                                 (212) 632-6717

                                   IMPORTANT

    Any holder of shares of common stock of Trigen Energy Corporation desiring to tender all or any portion of the shares owned by such holder should either
(i) complete and sign the Letter of Transmittal (as defined below) or a copy thereof in accordance with the instructions in the enclosed Letter of Transmittal and mail or deliver it, together with the certificate(s) evidencing tendered shares, and any other required documents, to the Depositary (as defined below), (ii) where applicable, cause the holder's broker, dealer, commercial bank, trust company or custodian to tender the shares pursuant to the procedures for book-entry transfer of shares or (iii) comply with the guaranteed delivery procedures, in each case upon the terms set forth in "THE TENDER OFFER--Procedures for Tendering Shares." Any holder whose shares are registered in the name of a broker, dealer, commercial bank, trust company or custodian must contact the holder's broker, dealer, commercial bank, trust company or custodian if such holder desires to tender the shares. See "THE TENDER OFFER--Procedures for Tendering Shares."

    Any holder who desires to tender shares of common stock of Trigen Energy Corporation and whose certificate(s) evidencing the shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender such shares by following the procedures for guaranteed delivery set forth in "THE TENDER OFFER--Procedures for Tendering Shares."

    Questions and requests for assistance may be directed to the Information Agent (as defined below) or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal or other related tender offer materials may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

                               TABLE OF CONTENTS

                                                                     PAGE
                                                                   --------
QUESTIONS AND ANSWERS ABOUT THE OFFER AND THE MERGER.............       i
INTRODUCTION.....................................................       1
SPECIAL FACTORS..................................................       2
 1.  Background of the Offer and the Merger; Contacts with the
     Company.....................................................       2
 2.  Recommendation of the Special Committee and the Board of
     Directors of the Company; Fairness of the Offer and the
     Merger......................................................       6
 3.  Position of Suez, Parent and Purchaser Regarding Fairness of
     the Offer and the Merger....................................       8
 4.  Analysis of Financial Advisor to Parent.....................       9
 5.  Opinion of the Special Committee's Financial Advisor........      11
 6.  Company Financial Projections...............................      14
 7.  Forward Looking Statements..................................      17
 8.  Purpose and Structure of the Offer and the Merger; Plans for
     the Company.................................................      18
 9.  Rights of Stockholders in the Offer and the Merger..........      19
10.  The Transaction Documents...................................      21
11.  Interests of Certain Persons in the Offer and the Merger....      33
12.  Beneficial Ownership of Shares..............................      34
13.  Related Party Transactions..................................      35
14.  Certain United States Federal Income Tax Consequences.......      36
15.  Fees and Expenses...........................................      37
THE TENDER OFFER.................................................      38
 1.  Terms of the Offer..........................................      38
 2.  Acceptance for Payment and Payment for Shares...............      40
 3.  Procedures for Tendering Shares.............................      41
 4.  Withdrawal Rights...........................................      43
 5.  Price Range of Shares.......................................      44
 6.  Dividends and Distributions.................................      45
 7.  Certain Information Concerning the Company..................      45
 8.  Certain Information Concerning Purchaser, Parent, Suez, CAC
     and Societe Generale........................................      47
 9.  Source and Amount of Funds..................................      49
10.  Effect of the Offer on the Market for the Common Stock;
     Exchange Act Registration...................................      49
11.  Conditions of the Offer.....................................      50
12.  Certain Legal Matters; Regulatory Approvals.................      52
13.  Fees and Expenses...........................................      54
14.  Miscellaneous...............................................      54

SCHEDULE I   Information Concerning the Directors and Executive
             Officers of Suez Lyonnaise des Eaux, Elyo and T
             Acquisition Corp....................................     I-1
SCHEDULE II  Section 262 of the General Corporation Law of the
             State of Delaware...................................    II-1
SCHEDULE III  Certain Projections relating to Trigen Energy
              Corporation........................................   III-1

To the Holders of Common Stock of
Trigen Energy Corporation:

                                  INTRODUCTION

    T Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Elyo, a SOCIETE ANONYME organized and existing under the laws of the Republic of France ("Parent"), hereby offers to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares" or "Common Stock"), of Trigen Energy Corporation, a Delaware corporation (the "Company"), at a price of $23.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). Parent is an indirect wholly owned subsidiary of Suez Lyonnaise des Eaux, a SOCIETE ANONYME organized and existing under the laws of the Republic of France ("Suez").

    Holders of Shares whose Shares are registered in their own name and who tender directly to Harris Trust Company of New York, as Depositary (the "Depositary"), will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Purchaser will pay all charges and expenses incurred in connection with the Offer by Lazard Freres & Co. LLC, as Dealer Manager (the "Dealer Manager" or "Lazard Freres"), the Depositary, and Morrow & Co., Inc., as Information Agent (the "Information Agent"). See "SPECIAL FACTORS--Fees and Expenses" and "THE TENDER OFFER--Fees and Expenses."

    As of February 24, 2000, there were 12,401,808 Shares outstanding. Parent currently beneficially owns 6,507,944 Shares, constituting approximately 52.5% of the outstanding Shares. Nominees of Parent currently constitute a majority of the members of the Board of Directors of the Company (the "Board of Directors"). In addition, on March 29, 2000, Parent will purchase the 1,012,402 Shares (approximately 8% of the outstanding Shares) beneficially owned by Mr. Thomas R. Casten, the former President and Chief Executive Officer of the Company, at $23.50 per Share. This purchase will be made under the terms of a purchase agreement, dated January 19, 2000 (the "Casten Stock Purchase Agreement"), between Parent and Mr. Casten. The Shares being purchased pursuant to the Casten Stock Purchase Agreement do not include the Options (as defined below) and Restricted Stock (as defined below) held by Mr. Casten. Also on January 19, 2000, Messrs. George Keane and Charles Bayless, the independent directors of the Company who are the members of the special committee formed to consider Parent's proposal to acquire 100% of the equity of the Company (the "Special Committee"), entered into a Tender and Voting Agreement with Purchaser and Parent. Under the terms of the Tender and Voting Agreement, Messrs. Keane and Bayless have agreed, among other things, to tender their Shares (representing in the aggregate less than 1% of the outstanding Shares) into the Offer (the "Tender and Voting Agreement"). See "SPECIAL FACTORS--The Transaction Documents--The Tender and Voting Agreements" and "--Arrangements with Thomas R. Casten."

    The Offer is being made pursuant to the terms of the Agreement and Plan of Merger, dated as of January 19, 2000 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as promptly as practicable after consummation of the Offer and the satisfaction of the other conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), except for Shares held by holders exercising their rights to dissent in accordance with the Delaware General Corporation Law (the "DGCL") and Shares held, directly or indirectly, by Parent, each then outstanding Share will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and be converted into the right to receive an amount per Share (the "Merger Consideration") equal to the Offer Price, without interest. The terms and conditions of the Merger Agreement are more fully described in "SPECIAL FACTORS--The Transaction Documents--The Merger Agreement."

    AS THE INDIRECT BENEFICIAL OWNER OF MORE THAN 50% OF THE OUTSTANDING SHARES, PARENT CURRENTLY POSSESSES SUFFICIENT VOTING POWER TO CAUSE THE COMPANY TO CONSUMMATE THE MERGER WITHOUT THE VOTE OF ANY

OTHER STOCKHOLDERS OF THE COMPANY. Such ownership, however, does not compel any stockholder to accept the Offer or tender such stockholder's Shares. Subject to dissenters' rights under the DGCL, Shares not tendered in the Offer shall be cancelled in the Merger and converted into the right to receive the Merger Consideration, without interest. Stockholders who hold their Shares at the time of the Merger and who fully comply with the statutory dissenters' procedures set forth in the DGCL, the relevant provisions of which are attached as Schedule II of the Offer to Purchase, will be entitled to dissent from the Merger and have the fair value of their Shares (which may be more than, equal to, or less than the Merger Consideration) judicially determined and paid to them in cash pursuant to the procedures prescribed by the DGCL. NO DISSENTERS RIGHTS ARE AVAILABLE TO STOCKHOLDERS IN CONNECTION WITH THE OFFER. See "SPECIAL FACTORS--Rights of Stockholders in the Offer and the Merger."

    The Offer is conditioned upon the satisfaction of certain conditions described in "THE TENDER OFFER--Conditions of the Offer."

    The Board of Directors, by unanimous vote of all directors, based on, among other things, the unanimous recommendation of the Special Committee,
(i) determined that the Merger is advisable and that the terms of the Offer and the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby are fair to, and in the best interests of, the Company and its stockholders, (ii) approved the Offer and the Merger and approved and adopted the Merger Agreement, and (iii) recommended the Offer to, and the approval and adoption of the Merger Agreement and the transactions contemplated thereby by, the stockholders of the Company.

    The Company has advised Purchaser that Credit Suisse First Boston Corporation ("CSFB"), financial advisor to the Special Committee, has delivered to the Special Committee its written opinion, dated January 19, 2000, to the effect that, as of that date and based on and subject to the matters described in the opinion, the $23.50 per Share cash consideration to be received in the Offer and the Merger, taken together, by the holders of Shares was fair, from a financial point of view, to such holders (other than Parent and its affiliates). A copy of CSFB's opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by CSFB, is contained in the Company's Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission"). The Schedule 14D-9 is being mailed to the stockholders concurrently with the mailing of this Offer to Purchase. The
Schedule 14D-9 may be inspected at, and copies may be obtained from, the same places and in the manner set forth in "THE TENDER OFFER--Certain Information Concerning the Company--Additional Information." Holders of Shares are urged to read the opinion carefully in its entirety.

    THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

    1.  BACKGROUND OF THE OFFER AND THE MERGER; CONTACTS WITH THE COMPANY

    Parent and its affiliates (the "Parent Group") initially acquired an interest in the Company in 1986. Since that time, Parent has beneficially owned a majority of the outstanding Shares and representatives of the Parent Group have constituted a majority of the Board of Directors.

    For a number of years, the Parent Group has periodically reviewed the nature of its investment in the Company and has had numerous discussions with senior management and members of the Board of Directors. These discussions included, from time to time, a variety of potential transactions including transactions that would increase either Parent's or the public's ownership of the equity of the Company.

    On September 20, 1999, Parent made a written proposal to the Board of Directors to acquire all of the Shares not owned by the Parent Group for a cash purchase price of $22 per share (the "$22 Offer").

    On September 21, 1999, as a result of the $22 Offer, the Board of Directors appointed the Special Committee. The Special Committee was authorized, among other things, to retain legal and financial advisors and to exercise all of the powers and authority of the Board of Directors as the Special Committee deemed appropriate in the best interests of the Company in connection with or in response to the $22 Offer. The Board of Directors also agreed that because of the time and energy involved in reviewing the transaction, the members of the Special Committee should be entitled to receive a per diem fee of $2,500 each, up to a maximum of $75,000 each. The Special Committee appointed CSFB as financial advisor to the Special Committee and Troutman Sanders LLP as legal counsel to the Special Committee. On the same day, Mr. Thomas Casten, then the President and the Chief Executive Officer and a director of the Company, circulated a memorandum to the members of the Board of Directors expressing significant concerns about Parent's proposal and how it would affect the Company and requesting that Parent meet with the Company, as soon as possible, to discuss, among other things, Parent's plans for the Company following the proposed acquisition.

    On October 1, 1999, the members of the Special Committee and representatives of CSFB met with representatives of Parent and its financial advisor, Lazard Freres, to organize a procedure for reviewing the $22 Offer. The Special Committee also indicated that it had requested that the Company's management prepare appropriate business and financial projections and that it would need at least several weeks for those projections to be prepared.

    On October 15, 1999, the members of the Special Committee, together with representatives of CSFB and members of management, including Mr. Casten, met with representatives of Parent as well as with Lazard Freres. The primary purpose of the meeting, which had been called by the Special Committee, was to provide Parent the opportunity to describe its plans for the Company to the Company's management, and to answer any questions it might have, in order to allay any concerns management had. At the meeting, Parent read a prepared statement reiterating its long-term commitment to the Company. Parent elected not to respond to any specific questions regarding its future intentions concerning management and the operations of the Company because Parent believed it was an inappropriate time to do so. Following the departure of the financial advisors and management, the Special Committee indicated that it wished to be able to provide incentives to management of the Company in order that they would continue to focus on the Company's business and be assured that adequate arrangements would be put into place if and when a going private transaction were completed. Parent agreed that it would be appropriate to retain a third party compensation expert to make recommendations in this regard and preferred to defer discussing any specific proposals for these incentives and arrangements at that time.

    Following the October 15, 1999 meeting, the Special Committee asked the Company's regular compensation consultants to propose a "key manager" retention program, and the consultants recommended enhanced "change in control" benefits in order to reassure and retain key executives of the Company. Copies of the recommendations were also sent to Parent and its advisors. Upon receipt of these recommendations, Parent advised the Special Committee and its legal counsel that it believed that the Special Committee did not have authority to enter into new or enhanced employment or severance contracts with employees of the Company without the prior specific approval of a majority of the full Board of Directors. The Special Committee was also advised that Parent's nominees on the Board of Directors, which comprised a majority, were opposed at that time to entering into enhanced employment or severance contracts. The Special Committee advised Parent of its disagreement with these positions.

    Between October 15, 1999 and November 16, 1999, there were several conversations between Parent and the Special Committee and their respective legal and financial advisors regarding timetables and procedures for responding to the $22 Offer. During this period, the Special Committee advised Parent that management was in the process of preparing the projections that had been requested, and that the Special Committee would be unable to meet with Parent and its financial advisors until these projections were completed by management. The Special Committee requested that Parent and its advisors defer conducting further due diligence of the Company until that time.

    On November 4, 1999, copies of the projections (the "November 1999 Projections") were delivered to Parent and Lazard Freres. Following receipt of the November 1999 Projections, representatives of Lazard Freres advised representatives of CSFB that Parent believed that the November 1999 Projections were aggressive and unrealistic for a number of reasons, including the fact that it was unclear to Parent how the Company would be able to generate sufficient capital to fund the capital expenditures needed to support the proposed revenue growth. At the direction of the Special Committee, CSFB relayed to Lazard Freres the Special Committee's disagreement with Parent's concerns regarding the November 1999 Projections and the Special Committee's belief that appropriate financing would be available.

    On November 16, 1999, the members of the Special Committee, together with the Special Committee's legal and financial advisors, met with representatives of Parent and its legal and financial advisors. At this meeting, representatives of Parent and Lazard Freres reiterated that Parent believed that the November 1999 Projections should not be the basis for valuing the Company because there was no explanation satisfactory to Parent as to how the Company's projected growth could be financed. The Special Committee indicated that it believed that the November 1999 Projections reasonably provided a basis for negotiation of a purchase price to be offered to the Public Stockholders. The Special Committee also indicated that, based on the projections, it believed that a proper price to commence negotiations would be substantially in excess of $22 per Share. The Special Committee asked that Parent meet with the Company's management to review the November 1999 Projections in order to identify aspects of the November 1999 Projections that Parent thought were incorrect. Since Parent withdrew the $22 Offer (as described below), no such meeting was held.

    In the course of the November 16 meeting, and in response to questions from Parent, the Special Committee indicated that it had solicited, and had authorized management of the Company to solicit, third party indications of interest for providing equity capital to the Company or for making an offer to purchase the entire Company at a higher price. In that regard, the Special Committee had authorized the distribution, pursuant to customary confidentiality agreements, of certain confidential information concerning the Company. The Special Committee did not receive any formal offers as a result of this process; it did, however, identify one party that was interested in making a substantial equity investment, but not under circumstances that might involve litigation or other disputes with Parent. The representatives of Parent advised the Special Committee that Parent had previously indicated that its interest in the Company was not for sale. Parent also indicated that it was unacceptable for either management or the Special Committee to disseminate confidential information concerning the Company to third parties since its majority interest in the equity of the Company was not for sale. The Parent's representatives therefore requested that the members of the Special Committee agree that they would instruct management of the Company and other representatives of the Company to cease soliciting third party offers and distributing confidential information. The Special Committee indicated that it was not prepared to make such a commitment.

    At the conclusion of these discussions, Parent advised the Special Committee that it was withdrawing the $22 Offer because Parent disagreed with the November 1999 Projections, and because the Special Committee had indicated that, based on those November 1999 Projections, the Special Committee believed that a proper price to commence negotiations would be substantially in excess of $22 per Share. On November 16, 1999, Parent issued a press release publicly announcing such withdrawal, which Parent attributed to its fundamental disagreement with the Company over the November 1999 Projections.

    Over the last several years, management and the Board of Directors have periodically held discussions concerning long-term financing for the Company. During the month of December, there were a series of meetings of the Board of Directors at which management proposed several interim and long-term financing plans to fund the proposed existing and future capital needs of the Company, including certain immediate funding requirements. Parent's representatives on the Board of Directors took the position that approval of these financing proposals should be deferred until management prepared a multi-year business plan which reflected the then contemplated capital needs of the Company. Parent's representatives also indicated that they were not aware, before these financial proposals were presented to them, of the

Company's immediate need for interim financing. The Special Committee indicated that the November 1999 Projections, which had been previously delivered to the directors, had reflected the Company's ongoing capital needs and believed that these projections were sufficient for the Board of Directors to make a decision. In any event, Parent agreed to provide interim bridge financing pending review, at a meeting of the Board of Directors to be held on January 19, 2000, of a comprehensive funding program.

    On January 7, 2000, Mr. Keane, in a memorandum sent to the Board of Directors, expressed concern over the uncertainty created by the $22 Offer and its abrupt withdrawal and also advised the directors of his view that there were serious issues of strategic vision, governance and long term financing that needed to be resolved by the Board of Directors and that resolution of these issues centered around whether the Company remained a public company or would be taken private. Subsequently, in a memorandum dated January 12, 2000, Mr. Bleitrach responded in writing to Mr. Keane's January 7, 2000 memorandum, contesting statements made by Mr. Keane in such memorandum, including
Mr. Keane's statement that the withdrawal of the $22 Offer was abrupt.
Mr. Bleitrach also reiterated Parent's concerns about the reasonableness of the November 1999 Projections.

    During 1998 and 1999, Parent and Mr. Casten had several meetings in which they attempted to arrive at a shared view regarding strategic and governance issues relating to the Company. Such meetings did not result in general agreement over such issues, and Parent came to believe that the Company required new leadership. Because of this decision, and as a result of Parent's belief that its designees on the Board of Directors had not been kept adequately informed of the immediate capital requirements of the Company, Parent determined in early January 2000 to request that Mr. Casten resign as President, Chief Executive Officer and as a director of the Company. Parent also decided to ask Mr. Keane to resign as Chairman of the Board of Directors, but to remain as a director. Accordingly, at a meeting in Paris on January 10, 1999 that had been scheduled to review the Company's multi-year business plan, a representative of Parent requested that Mr. Casten immediately resign from his positions with the Company. Parent indicated that in light of Mr. Casten's many years of service to the Company, it was prepared to recommend to the Board of Directors a severance package that would include continued compensation for a two year period, continued vesting of Mr. Casten's Options and Restricted Stock, and continuation of certain other employee benefits. Parent told Mr. Casten and subsequently the Special Committee that Mr. Casten would be replaced if he did not resign. Parent called a special meeting of the Board of Directors on Thursday, January 13, 2000 at which it was expected that Mr. Casten would resign or be replaced.

    On January 12, 2000, Mr. Keane, on behalf of the Special Committee, wrote a memorandum to Parent indicating that the Special Committee had serious reservations concerning the actions proposed by Parent to be taken at a special meeting of the Board of Directors scheduled for January 13, 2000, particularly the resignation or removal of Mr. Casten. Mr. Keane proposed that Parent re-initiate its going private proposal by offering to purchase the remainder of the Shares and informed Parent that if the going private transaction was re-initiated at a fair price, it would be fully supported by the Special Committee. The Special Committee asked for a response the following day.

    Following receipt of that memorandum, at the Special Committee's direction, CSFB contacted Lazard Freres by telephone to suggest that the parties resume discussions concerning the $22 Offer. On January 12, 2000, CSFB indicated that the Special Committee had requested that CSFB inform Lazard Freres that the members of the Special Committee might view an offer at $26 per Share favorably. On January 12, 2000, Fried, Frank, Harris, Shriver & Jacobson, Parent's legal counsel ("Fried Frank"), provided an initial draft of the Merger Agreement to the Special Committee through its representatives. On January 13, 2000, Lazard Freres communicated to CSFB that Parent would consider increasing its Offer to $22.75. That proposal was rejected by the Special Committee, which indicated that it was seeking an amount in excess of $24 per Share. Also on January 13, 2000, the Board of Directors met and formally reappointed the Special Committee. Action with respect to Mr. Casten's resignation was deferred until January 19, 2000.

    On January 16, 2000, representatives from Fried Frank negotiated the draft Merger Agreement with Troutman Sanders, and Fried Frank circulated a revised draft of the Merger Agreement later that day.

    On January 17, 2000, Lazard Freres indicated to CSFB that Parent would be prepared to increase its offer to $23.25. Lazard Freres was advised that the Special Committee was still seeking at least $24 per Share. On January 18, 2000, Lazard Freres indicated that, subject to the preparation of acceptable documents, including agreements from the members of the Special Committee and Mr. Casten in their individual capacities to accept the proposal and vote and/or tender their Shares to support the transaction, Parent would be prepared to increase its offer to $23.50. The Special Committee also contacted Parent directly in order to attempt to negotiate a higher price. At the same time, Fried Frank and Troutman Sanders continued to negotiate the remaining issues in the draft Merger Agreement.

    On January 19, 2000, at the request of the Special Committee, CSFB advised Lazard Freres that the Special Committee was likely to respond favorably to Parent's proposed offer of $23.50. The Special Committee then met to review the offer and the terms of the draft Merger Agreement with CSFB and Troutman Sanders. Also at this meeting, CSFB delivered to the Special Committee an oral opinion (which opinion was confirmed by delivery of a written opinion dated January 19, 2000) to the effect that, as of that date and based on and subject to the matters described in the opinion, the $23.50 per Share cash consideration to be received in the Offer and the Merger, taken together, by the holders of Shares was fair, from a financial point of view, to such holders (other than Parent and its affiliates). After full discussion, the Special Committee unanimously determined to recommend that the Board of Directors approve the Offer and the Merger and approve and authorize the Merger Agreement and the other transactions contemplated thereby. Later that day, the Board of Directors met to consider the recommendation of the Special Committee. After receiving the recommendation of the Special Committee, the members of the Board of Directors unanimously approved the Offer and the Merger, approved and adopted the Merger Agreement and the transactions contemplated thereby, and recommended the Offer to the stockholders of the Company. The Board of Directors also approved the separation arrangements with Mr. Casten, and the terms of a $16 million short-term loan from Elyo.

    Over the course of that day, Fried Frank and Troutman Sanders finalized the Merger Agreement and the related documentation, including the Tender and Voting Agreement. Fried Frank and Mr. Casten's attorney also finalized the severance arrangements with Mr. Casten. By the end of the day, the parties had agreed to the definitive terms of the Merger Agreement and the tender and voting agreement, and those agreements were executed by the various parties.
Mr. Casten also executed a separation agreement with the Company and the Casten Stock Purchase Agreement. For a description of the separation arrangements with Mr. Casten, see "--The Transaction Documents; Arrangements with Thomas R. Casten."

    2. RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF THE COMPANY; FAIRNESS OF THE OFFER AND THE MERGER

    THE SPECIAL COMMITTEE.

    In reaching its decision to recommend that the Board of Directors approve the Offer and the Merger and authorize the Merger Agreement, the Special Committee considered a number of factors, including the following, which generally supported a recommendation in favor of the Offer:

        (i) The Company's uncertain financial prospects as a result of (a) the current rate at which the Company is utilizing its available funds and
    (b) uncertainty as to whether the Company would be able to raise additional capital which would be adequate for its ongoing needs (particularly in light of Parent's requirement that it would first need to consider meaningful long-term business plans before it could respond to a request for approval of a long-term financing plan).

        (ii) The fact that the Company's projections reflected unprecedented growth, and that there can be no assurances that these projections can be realized since unprecedented growth by its nature contains certain risks.

        (iii) The historical market prices and recent trading activity of the Shares, including the fact that the $23.50 per Share cash consideration to be paid in the Offer and the Merger represented a substantial premium over the recent trading price of the Shares.

        (iv) The history of negotiations between the Special Committee and its representatives and the Parent and its representatives, including the facts that (a) the negotiations resulted in an increase in the price at which Parent and Purchaser were prepared to acquire the Company's outstanding Shares from $22.00 per Share to $23.50 per Share, and (b) the Special Committee's belief that the Parent and Purchaser would not further increase the Offer.

        (v) The express unwillingness of the Parent to consider a sale of its interest in the Company which made pursuit of other potential business combinations impracticable.

        (vi) The structure of the transaction which is designed, among other things, to result in the receipt by stockholders at the earliest practicable time of the consideration to be paid in the Offer and the fact that the per Share consideration to be paid in the Offer and the Merger is the same.

        (vii) The volatility in the energy industry during the current deregulation of the electric industry and the impracticability of accurately predicting the future results of the Company.

        (viii) The opinion of CSFB dated January 19, 2000 to the effect that, as of that date and based on and subject to the matters described in the opinion, the $23.50 per Share cash consideration to be received in the Offer and the Merger, taken together, by the holders of Shares was fair, from a financial point of view, to such holders (other than Parent and its affiliates). The full text of CSFB's written opinion dated January 19, 2000, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by CSFB, is attached to the Schedule 14D-9 as Annex A and is incorporated herein by reference. CSFB's opinion is directed only to the fairness, from a financial point of view, of the $23.50 per Share cash consideration to be received in the Offer and the Merger, taken together, by the holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer or as to any other matter relating to the Offer or the Merger. Holders of Shares are urged to read the opinion carefully in its entirety.

        (ix) The availability of dissenters' rights with respect to the Merger under Delaware law.

        (x) The absence of any "minimum condition" or other requirement that a particular number of Shares be tendered in the Offer or that dissenters' rights be exercised with respect to only a limited number of Shares.

        (xi) The impact of the departure of Mr. Casten from the Company's management team.

        (xii) The likelihood that the proposed acquisition would be consummated based in part on the financial resources of the Parent.

        (xiii) The terms and conditions of the Merger Agreement, including the absence of any financing condition.

        (xiv) The expectation that, in the absence of Mr. Casten's leadership, the trading price of the Shares might decline in the future.

    In addition to the factors listed above, the Special Committee considered the fact that the consummation of the Offer and the Merger would eliminate the opportunity of the stockholders of the Company other than Parent and its affiliates (the "Public Stockholders") to participate in any potential future growth of the value of the Company, but believed that this loss of opportunity was appropriately reflected by the price of $23.50 per Share to be paid in the Offer and Merger. The Special Committee also observed the potential future values for the Company that had been suggested in publicly released analytical reports produced by various investment banking firms.

    In light of the number and variety of factors the Special Committee considered in connection with its evaluation of the Offer and the Merger, the Special Committee did not find it practicable to quantify or otherwise assign relative weights to any of the foregoing factors and, accordingly, the Special Committee did not do so.

    THE BOARD OF DIRECTORS OF THE COMPANY.

    All of the directors of the Company other than the members of the Special Committee (Messrs. Keane and Bayless) may be considered to have an interest in the Offer and the Merger. Accordingly, the Board of Directors based its determination that the terms of the Offer are fair to the Public Stockholders primarily upon the conclusion of the Special Committee described above and the other factors described above under the caption "The Special Committee."

    3. POSITION OF SUEZ, PARENT AND PURCHASER REGARDING FAIRNESS OF THE OFFER AND THE MERGER

    Because Parent currently beneficially owns a majority of the outstanding Shares, Purchaser, Parent and their affiliates are deemed "affiliates" of the Company engaging in a Rule 13e-3 transaction under Rule 13e-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, Suez, Parent and Purchaser are required to consider the fairness of the Offer to the holders of the Shares (other than Parent and its affiliates).

    Suez, Parent and Purchaser believe the Offer and the Merger to be substantially and procedurally fair to the Public Stockholders. Although Lazard Freres did not deliver and was not requested to deliver an opinion as to the fairness of the transaction, Suez, Parent and Purchaser have considered the analysis of Lazard Freres as set forth below (see "--Analysis of Financial Advisor to Parent"), in addition to the following factors:

        (i) The Board of Directors and the Special Committee concluded that the Offer and the Merger are fair to, and in the best interests of, the Public Stockholders.

        (ii) The historical and projected financial performance of the Company.

        (iii) The Offer Price represents a 22.08% premium over the closing price for the Shares on September 17, 1999, the last full trading day prior to announcement of the $22 Offer.

        (iv) The Offer Price represents a 38.24% premium over the closing price for the Shares on January 18, 2000, the last full trading day prior to the announcement of the execution of the Merger Agreement.

        (v) The Offer is not subject to a financing condition.

        (vi) The Offer provides the Public Stockholders who are considering selling their Shares with the opportunity to sell their Shares at the Offer Price without incurring the transaction costs typically associated with market sales.

        (vii) The ability of Public Stockholders who object to the Merger to obtain "fair value" for their Shares if they exercise and perfect their appraisal rights under the DGCL.

        (viii) The terms of the Merger Agreement were determined through arm's-length negotiations between the Special Committee and its legal and financial advisors, on the one hand, and representatives of Parent, on the other hand, and provide for the Offer in order to allow Public Stockholders to receive payment for their Shares on an accelerated basis.

        (ix) The Parent Group has sufficient stock ownership to control a disposition of the Company and informed the Special Committee that it would not be interested in a third-party sale of the Company.

        (x) The Company's request for Parent to provide the short-term financing to the Company to meet certain capital expenditures.

        (xi) The pendancy of the Class Action Litigation (as defined in "The Tender Offer--Certain Legal Matters; Regulatory Approvals") asserting that the per share price in the $22 Offer was inadequate.

        (xii) Notwithstanding that CSFB's opinion, dated January 19, 2000, was provided solely for the information and assistance of the Special Committee and that Suez, Parent and Purchaser are not entitled to rely on such opinion, the fact that the Special Committee received an opinion from CSFB to the effect that, as of that date and based on and subject to the matters described in the opinion, the $23.50 per Share cash consideration to be received in the Offer and the Merger, taken together, by the holders of Shares was fair, from a financial point of view, to such holders (other than Parent and its affiliates).

    Suez, Parent and Purchaser have reviewed the factors considered by the Board of Directors in support of its decision, as described above, and have no basis to question their consideration of or reliance on these factors. Suez, Parent and Purchaser did not find it practicable to assign, nor did any of them assign, specific relative weights to the foregoing factors in reaching their opinion as to the fairness of the Offer and the Merger to the Public Stockholders.

    Affiliates of Parent and Suez (other than the Company) are in the process of engaging CSFB to provide certain financial services unrelated to the Offer and the Merger. These services consist of an engagement of CSFB by an affiliate of Suez regarding the monetization of water assets of a large paper company and a potential privatization of a water distribution facility in Brazil.

    4.  ANALYSIS OF FINANCIAL ADVISOR TO PARENT

    LAZARD FRERES ENGAGEMENT.

    On October 21, 1998, Parent engaged Lazard Freres to act as its financial advisor to advise it of its strategic alternatives with respect to its majority interest in the Company.

    In connection with its engagement as Parent's financial advisor, Lazard
Freres:

    - reviewed the publicly available business and financial information relating to the Company that Lazard Freres deemed relevant;

    - reviewed selected information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, furnished to Lazard Freres by the Company and Parent;

    - conducted discussions with members of senior management and representatives of the Company and Parent concerning the matters described above, as well as their respective businesses and prospects;

    - reviewed the market prices and valuation multiples for the Common Stock and compared them with those of selected publicly traded companies that Lazard Freres deemed to be relevant;

    - reviewed the results of operations of the Company and compared them with those of selected publicly traded companies that Lazard Freres deemed to be relevant;

    - compared the proposed financial terms of the Offer and Merger with the financial terms of other transactions that Lazard Freres deemed to be relevant;

    - participated in discussions and negotiations among representatives of the Company and its financial and legal advisors and Parent and its legal advisors;

    - reviewed the executed Merger Agreement; and

    - reviewed such other financial studies and analyses and took into account such other matters as Lazard Freres deemed necessary, including an assessment of general economic, market, and monetary conditions.

    Lazard Freres made available to the Board of Directors of Parent a summary presentation of the significant analyses performed by Lazard Freres (the "Lazard Freres Presentation"). The Lazard Freres Presentation was based on the "Committed Case" projections provided by Company management. See "--Company Financial Projections." The data contained in the Lazard Freres Presentation were intended solely to provide additional information for the use and benefit of the Board of Directors of Parent, and were not prepared for the purpose of providing an opinion as to the fairness of the consideration to be paid by Purchaser or for the purpose of addressing the merits of the underlying business decision by Parent to engage in the Offer and Merger. A copy of the Lazard Freres Presentation has been filed as an exhibit to the Schedule TO (the "Schedule TO") filed with the Commission with respect to the Offer and may be inspected and copied from the Commission in the manner specified in "THE TENDER OFFER--Certain Information Concerning the Company--Available Information."

    The following is a summary of the various types of analyses presented to the Board of Directors of Parent in the Lazard Freres Presentation:

    DISCOUNTED CASH FLOW ANALYSIS. Lazard Freres performed a discounted cash flow analysis, based upon selected operating and financial assumptions, the "Committed Case" forecasts and other information provided by the management of Parent and the Company. Lazard Freres used a range of discount rates of 8.0% to 9.0% and a range of perpetuity growth rates for cash flow from .30% to 1.80% to arrive at an enterprise value range of $710 to $775 million. Lazard Freres subtracted from the enterprise value range aggregate estimated net debt (which equaled short- and long-term debt PLUS minority interest PLUS preferred stock MINUS cash) of $472 million to determine a range of estimated aggregate equity values. Lazard Freres selected a representative range of $18.71 to $23.82 per Share implied by this analysis for the Shares to be acquired.

    ANALYSIS OF SELECTED MINORITY BUY-OUTS. Lazard Freres also analyzed selected minority buy-out transactions, which involved repurchases of remaining interests over $50 million from December 1991 to the present.

    Lazard Freres analyzed the premium paid in these transactions to the price of the stock one day prior to, and one month prior to, the announcement of the proposed merger. The median premium of initial bid to one day and one month prior to announcement was approximately 12.3% and 20.0%, respectively. The median premium of final bid to one day and one month prior to announcement was approximately 20.0% and 27.5%, respectively.

    Lazard Freres selected a representative range of $19.08 to $21.99 per Share implied by this analysis for the Shares to be acquired.

    OTHER ANALYSES. Lazard Freres analyzed actual and estimated financial information for five publicly-traded independent power producers, which Lazard Freres considered to some extent similar to the Company, although not necessarily representative of truly comparable companies. Based on this analysis, Lazard Freres selected representative ranges of $15.17 to $20.28 per Share implied by EBITDA multiples analysis for the Shares to be acquired. Lazard Freres also reviewed publicly-available information for five recent acquisitions Lazard Freres considered to some extent similar to the Merger, although not necessarily representative of truly comparable transactions. Lazard Freres selected representative ranges of $17.53 to $23.03 per Share implied by this analysis for the Shares to be acquired.

    The foregoing summary is not a complete description of the analysis performed by Lazard Freres in connection with the Lazard Freres Presentation. Lazard Freres believes that its analysis and the summary set forth above must be considered as a whole and that selecting portions of its analysis, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in the Lazard Freres Presentation. The Lazard Freres Presentation was prepared solely for the purposes discussed above and is not an appraisal or reflection of the prices at which businesses or securities actually may be sold. Analyses based upon projected future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, as they are based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Parent's personnel or any other person assumes responsibility if the future results are materially different from those projected.

    In preparing the Lazard Freres Presentation, Lazard Freres assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly-available, and did not independently verify the information or independently evaluate or appraise any of the assets or liabilities of the Company. In addition, Lazard Freres was not furnished with such evaluation or appraisal and did not assume any obligation to conduct any physical inspection of the properties or facilities of the Company.

    The Lazard Freres Presentation is necessarily based upon market, economic and other conditions as they exist and can be based on the information made available to it as of the date of the Lazard Freres Presentation. Lazard Freres assumed that in the course of obtaining any necessary regulatory or other consents or approvals (contractual or otherwise) for the Offer and the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Offer and the Merger.

    Lazard Freres is acting as a financial advisor to Parent in connection with the Offer and the Merger and will receive a fee from Parent for its services, a significant portion of which is contingent upon the consummation of the Offer and the Merger. In addition, Parent has agreed to indemnify Lazard Freres for certain liabilities arising out of its engagement. Lazard Freres is currently engaged by Parent to act as its financial advisor and has, in the past, provided financial advisory services to Parent and its affiliates and may continue to do so and has received, and may receive, fees for the rendering of such services.

    Lazard Freres's engagement with Parent was formalized in an engagement letter ("Engagement Letter"), originally dated October 21, 1998 and amended and renewed on August 25, 1999. Under the terms of the Engagement Letter, Parent agreed to pay Lazard Freres for its services a cash fee of $1,400,000, which is payable as follows: $400,000 upon delivery of the Lazard Freres Presentation and $1,000,000 upon the closing of a transaction like the Offer and Merger during the period of Lazard Freres's retention. Parent also agreed to reimburse Lazard Freres for reasonable out-of-pocket expenses and reasonable fees and disbursements of its legal counsel. Under the terms of the Engagement Letter, Lazard Freres is to act as financial adviser to Parent in connection with the Merger. In addition, Parent has agreed to indemnify Lazard Freres against certain liabilities.

    5.  OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR

    CSFB has acted as exclusive financial advisor to the Special Committee in connection with the Offer and the Merger. The Special Committee selected CSFB based on CSFB's experience, expertise and familiarity with the Company and its business. CSFB is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

    In connection with CSFB's engagement, the Special Committee requested that CSFB evaluate the fairness, from a financial point of view, to the holders of Shares (other than Parent and its affiliates) of the consideration to be received by such holders pursuant to the Offer and the Merger, taken together. On January 19, 2000, at a meeting of the Special Committee held to evaluate the proposed Offer and the Merger, CSFB rendered to the Special Committee an oral opinion (which opinion was confirmed by delivery of a written opinion dated January 19, 2000) to the effect that, as of that date and based on and subject to the matters described in the opinion, the $23.50 per Share cash consideration to be received in the Offer and the Merger, taken together, by the holders of Shares, was fair, from a financial point of view, to such holders (other than Parent and its affiliates).

    THE FULL TEXT OF CSFB'S WRITTEN OPINION, DATED JANUARY 19, 2000, TO THE SPECIAL COMMITTEE, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY CSFB, IS ATTACHED TO THE SCHEDULE 14D-9 AS ANNEX A AND IS INCORPORATED HEREIN BY REFERENCE.

HOLDERS OF SHARES ARE URGED TO READ THIS OPINION CAREFULLY IN ITS ENTIRETY. CSFB'S OPINION IS ADDRESSED TO THE SPECIAL COMMITTEE, RELATES ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE $23.50 PER SHARE CASH CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER, TAKEN TOGETHER, BY THE HOLDERS OF SHARES (OTHER THAN PARENT AND ITS AFFILIATES), DOES NOT ADDRESS ANY OTHER ASPECT OF THE PROPOSED OFFER OR MERGER OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER SUCH STOCKHOLDER SHOULD TENDER SHARES IN THE OFFER OR AS TO ANY OTHER MATTER RELATING TO THE OFFER OR THE MERGER.

    In arriving at its opinion, CSFB reviewed the Merger Agreement and publicly available business and financial information relating to the Company. CSFB also reviewed other information relating to the Company, including financial forecasts, that the Company provided to or discussed with CSFB, and met with the management of the Company to discuss the business and prospects of the Company.

    CSFB also considered financial and stock market data of the Company and compared those data with similar data for other publicly held companies in businesses similar to the Company and considered, to the extent publicly available, the financial terms of other business combinations and other transactions recently effected. CSFB also considered other information, financial studies, analyses and investigations and financial, economic and market criteria which CSFB deemed relevant.

    In connection with its review, CSFB did not assume any responsibility for independent verification of any of the information provided to or otherwise reviewed by it and relied on that information being complete and accurate in all material respects. With respect to the financial forecasts, CSFB was advised, and assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company.

    CSFB was not requested to, and did not, make an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of the Company, and was not furnished with any evaluations or appraisals. CSFB's opinion was necessarily based on information available to it, and financial, economic, market and other conditions as they existed and could be evaluated, on the date of its opinion. Although CSFB evaluated, from a financial point of view, the $23.50 per Share cash consideration to be received in the Offer and Merger, taken together, by the holders of Shares (other than Parent and its affiliates), CSFB was not requested to, and did not, recommend the specific consideration to be received in the Offer and the Merger, which consideration was determined between the Special Committee and Parent. In connection with its engagement, CSFB was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or part of the Company. No other limitations were imposed on CSFB with respect to the investigations made or procedures followed by CSFB in rendering its opinion.

    In preparing its opinion to the Special Committee, CSFB performed a variety of financial and comparative analyses, including those described below. The summary of CSFB's analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, CSFB made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, CSFB believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

    In its analyses, CSFB considered industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, transaction or business used in CSFB's analyses as a comparison is identical to the Company or the proposed Offer and Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

    The estimates contained in CSFB's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, CSFB's analyses and estimates are inherently subject to substantial uncertainty.

    CSFB's opinion and financial analyses were only one of many factors considered by the Special Committee in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Special Committee, the Board of Directors or management of the Company with respect to the Offer and the Merger or the consideration to be received in the Offer and the Merger.

    The following is a summary of the material financial analyses underlying CSFB's opinion dated January 19, 2000 delivered to the Special Committee in connection with the Offer and the Merger:

    DISCOUNTED CASH FLOW ANALYSES. CSFB estimated the present value of the unlevered after-tax free cash flows that the Company could produce on a stand-alone basis. CSFB evaluated the Company's projected free cash flows for the years 2000 through 2009 under three scenarios based on internal estimates of the management of the Company. The first scenario, the management case (which is substantially similar to the "Committed Case" in "--Company Financial Projections" below), was based on management's forecast of cash flows derived from current operational contracts and signed development contracts. The second scenario, the adjusted case, was based on the management case and adjusted to reflect additional cash flows that may result from the Company's identified but unsigned contracts and limited merchant electric power plant development at existing Company facilities. The third scenario, the limited development case, was based on the management case and adjusted to reflect lower cash flows from certain of the Company's backlog of signed development contracts than was forecasted under the management case.

    Ranges of terminal values for the discounted cash flow analyses were estimated using multiples of terminal year 2009 earnings before interest, taxes, depreciation and amortization, commonly known as EBITDA, of 8.0x to 9.0x in the case of the Company's operations other than its merchant power operations, and 6.5x to 7.0x in the case of the Company's merchant power operations. CSFB then discounted to present value the free cash flow streams and terminal values using discount rates of 8.5% to 9.0% in the case of the Company's operations other than its merchant power operations, and 14.0% to 15.0% in the case of the Company's merchant power operations. This analysis indicated an implied enterprise reference range for the Company of approximately $716 million to $798 million for the management case, approximately $742 million to $843 million for the adjusted case and approximately $630 million to $703 million for the limited development case, each as compared to the enterprise value implied by the consideration payable in the Offer and the Merger of approximately $763 million.

    SELECTED COMPANIES ANALYSES. CSFB compared financial and operating data of the Company with corresponding data of the following selected publicly traded companies in the independent power production industry:

    - The AES Corporation

    - Calpine Corporation

    - Cogeneration Corporation of America

    CSFB reviewed enterprise values, calculated as equity market value, plus total debt, preferred stock and minority interests, less cash and cash equivalents, of the selected companies as multiples of, among other things, estimated years 1999 and 2000 EBITDA and earnings before interest and taxes, commonly known as EBIT, and equity values of the selected companies as multiples of estimated years 1999 and 2000 net income. Estimated financial data for the selected companies were based on publicly available research analysts' estimates. All multiples were based on closing stock prices on January 14, 2000, except for Cogeneration Corporation of America, the multiples of which were based on its closing stock price on

August 26, 1999 (the last trading day prior to Calpine Corporation's acquisition of Cogeneration Corporation of America). CSFB then applied a range of selected multiples derived from the selected companies data to estimated years 1999 and 2000 EBITDA, EBIT and net income of the Company based on the adjusted case estimates. This analysis indicated an implied enterprise reference range for the Company of approximately $670 million to $770 million, as compared to the enterprise value implied by the consideration payable in the Offer and the Merger of approximately $763 million.

    SELECTED MERGERS AND ACQUISITIONS ANALYSES. Using publicly available information, CSFB analyzed the purchase prices and implied transaction multiples paid in the following selected merger and acquisition transactions in the independent power production industry:

ACQUIROR                                       TARGET
--------                                       ------
- Calpine Corporation                          - Cogeneration Corporation of America
- El Paso Natural Gas Company                  - CE Generation LLC
- Enron Corporation                            - Cogen Technologies
- Cogentrix Energy, Inc.                       - Bechtel/USGen
- NGC Corporation/The AES Corporation          - Destec Energy, Inc.
- CalEnergy Company, Inc.                      - Falcon Seaboard Resources, Inc.

    CSFB reviewed enterprise values of the selected transactions as multiples of latest 12 months and estimated forward year EBITDA. All multiples for the selected transactions were based on financial information available at the time of the announcement of the relevant transaction. CSFB then applied a range of selected multiples derived from the selected transactions data to the latest
12 months and estimated year 2000 EBITDA of the Company based on the adjusted case estimates. This analysis indicated an implied enterprise reference range for the Company of approximately $650 million to $780 million, as compared to the enterprise value implied by the consideration payable in the Offer and the Merger of approximately $763 million.

    OTHER FACTORS. In the course of preparing its opinion, CSFB considered other information and data, including the premiums implied by the consideration payable in the Offer and the Merger relative to historical stock prices for the Shares.

    MISCELLANEOUS. Pursuant to the terms of CSFB's engagement, the Company has agreed to pay CSFB an aggregate fee of $1.3 million for its financial advisory services in connection with the Offer and the Merger. The Company also has agreed to reimburse CSFB for its out-of-pocket expenses, including the fees and expenses of its legal counsel, and to indemnify CSFB and related parties against liabilities, including liabilities under the federal securities laws, arising out of CSFB's engagement. CSFB and its affiliates have in the past provided financial services to the Company and Suez, and currently are providing financial services to the Company, unrelated to the Offer and Merger, for which CSFB has received and may receive compensation. In the ordinary course of business, CSFB and its affiliates may actively trade the debt and equity securities of the Company and Suez for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

    A copy of CSFB's written presentation to the Special Committee, dated January 19, 2000, has been included as an exhibit to the Schedule TO and may be inspected, copied and obtained in the manner specified in "THE TENDER OFFER--Certain Information Concerning the Company--Available Information."

    6.  COMPANY FINANCIAL PROJECTIONS

    The Company does not, as a matter of course, make public forecasts or projections as to future sales, earnings or other income statement data. However, management of the Company does prepare internal financial projections prior to the start of each year. Such projections represent what management of the Company believes to be a reasonable estimate of the Company's future financial performance and reflect significant assumptions and subjective judgments by the Company's management regarding industry performance and general business and economic conditions, including assumptions regarding the Company's future development projects.

    The projections set forth below were not prepared with a view to public disclosure and are included herein for the limited purpose of giving the Company's stockholders access to financial projections prepared by the Company's management in January 2000 in the ordinary course of business as part of the Company's budgeting and planning process and that were made available to Parent and Purchaser in connection with the Offer. The January 2000 projections reflect developments which were finalized after the preparation of the November 1999 Projections and different assumptions from such earlier projections as described below.

    The "Committed Case" scenario reflects management's forecasts based on facilities which were either under operation, under construction or pending construction and the addition of new customers to the Company's existing facilities. In addition, the Committed Case assumes that the Company's existing credit facility could be increased to support the Company's additional capital requirements for the periods presented. The "No New Development Beyond 2000 Case" scenario was based on the Committed Case, was adjusted to reflect management's assumptions regarding identified but unsigned development contracts (based on management's assessment of probability) with startup dates ranging from 2000 to 2002 and assumes the issuance in 2000 of $240 million in public debt (and a related increase in interest cost as a result thereof) and the continuation of the Company's existing credit facilities to support the Company's additional capital requirements for the periods presented. The "Target With $50 Million Additional Equity Case" scenario was based on the Committed Case and was adjusted to reflect management's assumptions that projected growth for 2000 as set forth in the No New Development Beyond 2000 Case will continue at the same level in each year from 2001 through 2005 and assumes the issuance in 2000 of $240 million in public debt (and a related increase in interest cost as a result thereof), the issuance in 2001 of $50 million in equity and the continuation of the Company's existing credit facilities to support the Company's additional capital requirements for the periods presented. No analysis beyond 2001 was made regarding the need for additional equity to support the Company's additional capital requirements. The November 1999 Projections did not include a scenario analogous to the Committed Case scenario. More detailed financial projections relating to the "Committed Case" scenario described above, which contain business segment information, is attached as Schedule III to this Offer to Purchase.

    In addition to the three scenario's set forth below, management of the Company also prepared in January 2000 two variations of the "Target With $50 Million Additional Equity Case" scenario, one of which assumed no issuance of additional equity and was entitled "Target With No Additional Equity Case" and the other of which assumed the issuance of $100 million of equity and was entitled "Target With $100 Million Additional Equity Case." The principal impact of these two scenarios from the Target With $50 Million Additional Equity Case, which was the case endorsed by management, are changes in the Company's total interest costs (i.e., higher in the Target With No Additional Equity Case and lower in the Target With $100 Million Additional Equity Case) and level of indebtedness.

    The following assumptions were not considered by management in the preparation of the projections in January 2000 although they were reflected in the November 1999 Projections, including the projections set forth in the Development Growth Case scenario described in the paragraph following the tables: (i) the sale (which had been reviewed from time to time by management but never recommended by management or the Board of Directors) in 2000 of one of the Company's district energy systems and an associated write-off (which together would represent an aggregate pre-tax loss of $40 million), (ii) a pre-tax gain in 2000 in the amount of $20 million representing the receipt of proceeds in connection with the Company's judgment in its antitrust suit against Oklahoma Gas & Electric Company and (iii) the vesting of all outstanding shares of Restricted Stock granted under the Trigen Energy Corporation 1994 Stock Incentive Plan. The November 1999 Projections also assumed that the Company's existing credit facilities could be increased to support the Company's additional capital requirements for the periods presented. In addition, the January 2000 projections and the November 1999 Projections reflect the settlement in May 1999 of the Company's litigation with PECO Energy Company and Adwin (Schuylkill) Cogeneration, Inc. concerning the Company's Grays Ferry project (the "PECO Litigation"). The January 2000 projections included updated financial information and revisions relating to several development projects for which development contracts were finalized between the date of preparation of the November 1999 Projections and the January 2000 projections. The updated financial information and revisions reflected in the January 2000 projections did not result in materially different projections from any comparable projections prepared as part of the November 1999 Projections.

JANUARY PROJECTIONS

COMMITTED CASE           2000         2001         2002          2003           2004           2005
--------------         --------     --------     --------     ----------     ----------     ----------
                                                      ($ IN THOUSANDS)
Total Revenues.......  $375,474     $403,371     $421,575       $436,927       $446,405       $453,035
Operating Income.....    66,319       63,241       67,853         70,800         71,530         71,218
Net Income...........    16,076       11,488       13,547         16,733         18,797         20,017
EBITDA...............    98,996       99,982      107,439        111,160        112,622        112,899
Indebtedness.........   507,926      525,407      479,745        441,582        390,177        342,346
Debt to Capital......      71.7%        71.0%        67.3%          63.8%          59.1%          54.0%

NO NEW DEVELOPMENT
BEYOND 2000 CASE         2000         2001         2002          2003           2004           2005
------------------     --------     --------     --------     ----------     ----------     ----------
                                                      ($ IN THOUSANDS)
Total Revenues.......  $404,483     $470,585     $542,083       $574,146       $586,662       $596,328
Operating Income.....    73,491       75,768       88,752         95,829         97,211         97,562
Net Income...........    16,755       12,973       16,785         20,758         23,294         24,986
EBITDA...............   107,619      116,580      136,632        145,996        148,151        149,091
Indebtedness.........   605,639      688,775      689,948        644,733        578,008        513,998
Debt to Capital......      71.6%        71.8%        71.8%          69.4%          65.3%          60.7%

TARGET WITH $50 MILLION
ADDITIONAL EQUITY CASE     2000         2001         2002          2003           2004           2005
-----------------------  --------     --------     --------     ----------     ----------     ----------
                                                        ($ IN THOUSANDS)
Total Revenues........   $425,644     $545,106     $716,485     $  896,002     $1,074,587     $1,251,596
Operating Income......     74,510       86,660      116,964        150,207        182,968        214,104
Net Income............     16,261       15,414       22,196         29,726         37,075         43,997
EBITDA................    109,447      130,208      173,004        218,181        262,874        305,799
Indebtedness..........    633,060      788,009      984,284      1,177,061      1,336,994      1,464,309
Debt to Capital.......       72.5%        68.7%        70.0%          71.1%          71.1%          70.4%

    As part of the November 1999 Projections, management of the Company included a "Development Growth Case" scenario. The projections set forth in this scenario reflected management's forecasts based on facilities which were either under operation, under construction or pending construction and the addition of new customers to the Company's existing facilities. In addition, the Development Growth Case reflected management's assumptions that projected growth for 2000, based on management's assumptions (including an assessment of probability) regarding identified but unsigned development contracts with startup dates ranging from 2000 to 2002, will increase at a compounded annual growth rate of 20% per year from 2001 through 2005, which resulted in revenues increasing from $401 million in 2000 to $1,233 million in 2005, operating income increasing from $67 million in 2000 to $268 million in 2005 and EBITDA increasing from $105 million in 2000 to $376 million in 2005. The projections made available to Parent in January 2000 did not include a scenario analogous to the Development Growth Case scenario.

    THE COMPANY HAS ADVISED SUEZ, PARENT AND PURCHASER THAT IT DOES NOT, AS A MATTER OF COURSE, DISCLOSE PROJECTIONS AS TO FUTURE REVENUES, EARNINGS OR OTHER INCOME STATEMENT DATA AND THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE. IN ADDITION, THE PROJECTIONS WERE NOT

PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, OR WITH A VIEW TO COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS, WHICH WOULD REQUIRE A MORE COMPLETE PRESENTATION OF THE DATA THAN AS SHOWN ABOVE. THE PROJECTIONS HAVE NOT BEEN EXAMINED, REVIEWED OR COMPILED BY THE COMPANY'S INDEPENDENT AUDITORS, AND ACCORDINGLY THEY HAVE NOT EXPRESSED AN OPINION OR ANY OTHER ASSURANCE ON SUCH PROJECTIONS. THE FORECASTED INFORMATION IS INCLUDED HEREIN SOLELY BECAUSE SUCH INFORMATION WAS FURNISHED TO PARENT AND PURCHASER PRIOR TO THE OFFER. ACCORDINGLY, NONE OF SUEZ, PARENT, PURCHASER OR THE COMPANY OR ANY OTHER PERSON IS MAKING ANY REPRESENTATION AS TO THE PROJECTIONS INCLUDED IN THIS OFFER TO PURCHASE, AND NONE OF SUEZ, PARENT, PURCHASER, THE COMPANY OR ANY OTHER PERSON ASSUMES ANY RESPONSIBILITY AS TO THE ACCURACY THEREOF. IN ADDITION, BECAUSE THE ESTIMATES AND ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND ARE BEYOND THE CONTROL OF THE COMPANY, SUEZ, PARENT AND PURCHASER, THERE CAN BE NO ASSURANCE THAT RESULTS SET FORTH IN THE ABOVE PROJECTIONS WILL BE REALIZED AND IT IS EXPECTED THAT THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY HIGHER OR LOWER THAN THOSE SET FORTH ABOVE.

    7.  FORWARD LOOKING STATEMENTS

    THE MATTERS DISCUSSED UNDER THE HEADINGS "--BACKGROUND OF THE OFFER AND THE MERGER; CONTACTS WITH THE COMPANY," "--RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF THE COMPANY; FAIRNESS OF THE OFFER AND THE MERGER," "--ANALYSIS OF FINANCIAL ADVISOR TO PARENT," "--OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR," "--COMPANY FINANCIAL PROJECTIONS" AND "THE TENDER OFFER--CERTAIN INFORMATION CONCERNING THE COMPANY" CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. STOCKHOLDERS ARE CAUTIONED THAT, IN ADDITION TO THE OTHER FACTORS SET FORTH UNDER THE HEADINGS "--BACKGROUND OF THE OFFER AND THE MERGER; CONTACTS WITH THE COMPANY," "--RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF THE COMPANY; FAIRNESS OF THE OFFER AND THE MERGER," "--POSITION OF SUEZ, PARENT AND PURCHASER REGARDING FAIRNESS OF THE OFFER AND THE MERGER," "--ANALYSIS OF FINANCIAL ADVISOR TO PARENT," AND "--OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR," THE FOLLOWING FACTORS MAY CAUSE THE COMPANY'S ACTUAL FINANCIAL PERFORMANCE TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS:

    - supply and demand for the Company's products;

    - competitive pricing pressures;

    - weather patterns;

    - changes in industry laws and regulations;

    - failure to sign up new development projects on the terms, conditions and timing projected by management;

    - competitive technology; and

    - failure to achieve the Company's cost reduction targets or complete construction on schedule.

    8.  PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY

    PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER. The purpose of the Offer and the Merger is to enable Parent, through Purchaser, to acquire the entire equity interest in the Company. Parent desires to own the entire equity interest in the Company at this time to integrate certain of the Company's operations into Parent's existing energy business. This integration will allow Parent to achieve additional operating efficiencies and will provide the flexibility to respond quickly to an increasingly competitive industry. This will be accomplished by Parent, through Purchaser, making the Offer, which will enable Parent to acquire as many outstanding Shares not beneficially owned by Parent as possible as a first step in acquiring the entire equity interest in the Company. Through the Merger, Parent will acquire all Shares not purchased pursuant to the Offer. Upon consummation of the Merger, the Company will become an indirect wholly owned subsidiary of Parent.

    Under the DGCL, the approval of the Board of Directors and the affirmative vote of the holders of a majority of the outstanding Common Stock is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. While the approval and adoption of the Merger Agreement and the transactions contemplated thereby requires the affirmative vote of a majority of the votes cast by all stockholders of the Company entitled to vote thereon, Parent already has voting power in excess of that amount. Furthermore, if Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, Purchaser would be able to effect the Merger pursuant to the "short-form" merger ("Short-Form Merger") provisions of
Section 253 of the DGCL, without any action by any other stockholder of the Company or the Board of Directors. In such event, Purchaser intends to effect a Short-Form Merger as promptly as practicable following the purchase of Shares in the Offer.

    The Offer is structured so that no approval of the holders of the Shares held by the Public Stockholders is required. The Purchaser will, subject to the conditions of the Offer, accept for payment any and all Shares validly tendered in accordance with the terms of the Offer.

    PLANS FOR THE COMPANY AFTER THE OFFER AND THE MERGER. Pursuant to the Merger Agreement, upon completion of the Offer, Parent and Purchaser intend to effect the Merger in accordance with the Merger Agreement. See "SPECIAL FACTORS--The Transaction Documents; The Merger Agreement."

    After consummation of the Merger, Parent intends to explore ways in which the Company's new position as an indirect wholly owned subsidiary of Parent might allow the Company to lower its cost of capital and administrative costs and respond quickly to opportunities and changes in the energy market. Parent intends that U.S. citizens continue to play a very significant role in the management of the Company. Parent will continue to evaluate all aspects of the business, operations, capitalization and management of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such further actions as it deems appropriate under the circumstances then existing.

    As a result of the Offer, the interest of Parent in the Company's net book value and net earnings will be increased in proportion to the number of Shares acquired in the Offer. If the Merger is consummated, Parent's interest in the net book value, net earnings and equity of the Company will equal 100% and Parent will be entitled to all benefits resulting from such interest, including all income generated by the Company's operations and any future increase in the Company's value. Similarly, Parent will also bear the risk of losses generated by the Company's operations and any future decrease in the value of the Company after the Merger. Subsequent to the Merger, the Public Stockholders will cease to have any equity interest in the Company, will not have the opportunity to participate in the earnings and growth of the Company after the Merger and will not have any right to vote on corporate matters. Similarly, the Public Stockholders will not face the risk of losses generated by the Company's operations or decline in the value of the Company after the Merger.

    The Shares are currently traded on the New York Stock Exchange. However, as a result of the Merger, Parent will be the sole stockholder of the Company and there will be no public market for the Shares. Following the consummation of the Merger, Shares will no longer be quoted on the New York Stock Exchange and the registration of the Shares under the Exchange Act will be terminated. Accordingly, after the Merger there will be no publicly traded equity securities of the Company. Moreover, the Company will no longer be required to file periodic reports with the Commission under the Exchange Act, and will no longer be required to comply with the proxy rules of Regulation 14A under Section 14 under the Exchange Act. In addition, the Company's officers, directors and 10% stockholders will be relieved of the reporting requirements and restrictions on "short-swing" trading contained in Section 16 of the Exchange Act with respect to the Shares. See "THE TENDER OFFER--Effect of the Offer on the Market for the Common Stock; Exchange Act Registration." It is expected that, if Shares are not accepted for payment by Purchaser pursuant to the Offer and the Merger is not consummated, the Company's current management, under the general direction of the Board of Directors, will continue to manage the Company as an ongoing business.

    The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time, and the officers of the Company immediately prior to the Effective Time, will be the directors and the officers, respectively, of the Surviving Corporation after the Merger, until their respective successors are elected or appointed and qualified in accordance with applicable law. The directors of Purchaser are Michel Bleitrach and Olivier Degos, each of whom is an employee of Parent. See Schedule I to this Offer to Purchase for more information concerning these persons.

    After consummation of the Merger, Parent plans to cause the Company to fulfill its existing contractual commitments and to exploit the business opportunities that are available to the Company in order to maximize the Company's opportunities for revenues and profit. Parent believes that a full integration of the Company into Parent will enable the combined entity to realize efficiencies and economies of scale. See "--Background of the Offer and the Merger; Contacts with the Company."

    Other than by virtue of the Merger and the other transactions contemplated by the Merger Agreement and except as otherwise described above or elsewhere in this Offer to Purchase, Suez, Parent and Purchaser have no current plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any material change in the Company's capitalization or dividend policy or indebtedness; (iv) any change in the management of the Company, the composition of the Board of Directors or any change in any material term of the employment contract of any executive officer; or (v) any other material change in the Company's corporate structure or business.

    9.  RIGHTS OF STOCKHOLDERS IN THE OFFER AND THE MERGER

    No dissenter's or appraisal rights are available to stockholders in connection with the Offer. If the Merger is consummated, however, record stockholders of the Company who have not validly tendered their Shares or voted in favor of the Merger (if a vote is required) will have certain rights under the DGCL to an appraisal of, and to receive payment in cash of the fair value of, their Shares (the "Appraisal Shares"). Stockholders who perfect appraisal rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262"), a copy of which is attached as Schedule II to this Offer to Purchase, will have the fair value of their Appraisal Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. Any such judicial determination of the fair value of Shares could be based upon any valuation method or combination of methods the court deems appropriate to use. The value so determined could be more or less than the Offer Price or Merger Consideration. In addition, such stockholders may be entitled to receive payment of a fair rate of interest from the Effective Time on the amount determined to be the fair value of their Appraisal Shares. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

    Under Section 262, if the Merger is submitted to a vote of the stockholders of the Company at a meeting thereof, the Company must, not less than 20 days prior to the meeting held for the purpose of obtaining stockholder approval of the Merger, notify each of the Company's stockholders entitled to appraisal rights that such rights are available. If the Merger is accomplished by a Short-Form Merger, the Company, either before the Effective Time or within ten days thereafter, must notify each of the stockholders entitled to appraisal rights of the Effective Time and that appraisal rights are available. In either case, the notice must include a copy of Section 262.

    If the Merger is not a Short-Form Merger, a holder of Appraisal Shares wishing to exercise appraisal rights will be required to deliver to the Company before the taking of the vote on the Merger or within 20 days after the date of mailing the notice described in the preceding paragraph, a written demand for appraisal of such holder's Appraisal Shares. A holder of Appraisal Shares wishing to exercise such holder's appraisal rights must be the record holder of such Appraisal Shares on the date the written demand for appraisal is made and must continue to hold of record such Appraisal Shares through the Effective Time. Accordingly, a holder of Appraisal Shares who is the record holder of Appraisal Shares on the date the written demand for appraisal is made, but who thereafter transfers such Appraisal Shares prior to the Effective Time, will lose any right to appraisal in respect of such Appraisal Shares.

    If the Merger is a Short-Form Merger, a holder of Appraisal Shares wishing to exercise appraisal rights will be required to deliver to the Company, within 20 days after the date of mailing the notice by the Company described above, a written demand for appraisal of such holder's Appraisal Shares.

    A demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand an appraisal of such Appraisal Shares.

    A person having a beneficial interest in Appraisal Shares that are held of record in the name of another person, such as a broker, fiduciary, depository or other nominee, will have to act to cause the record holder to execute the demand for appraisal and to follow the requisite steps properly and in a timely manner to perfect appraisal rights. If Appraisal Shares are owned of record by more than one person, as in joint tenancy or tenancy in common, the demand will have to be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal for a stockholder of record, provided that the agent identifies the record owner and expressly discloses, when the demand is made, that the agent is acting as agent for the record owner. If a stockholder owns Appraisal Shares through a broker who in turn holds the Appraisal Shares through a central securities depository nominee such as CEDE & Co., a demand for appraisal of such Appraisal Shares will have to be made by or on behalf of the depository nominee and must identify the depository nominee as Appraisal Shares' record holder.

    A record holder, such as a broker, fiduciary, depository or other nominee, who holds Appraisal Shares as a nominee for others, will be able to exercise appraisal rights with respect to the Appraisal Shares held for all or less than all of the beneficial owners of those Appraisal Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Appraisal Shares standing in the name of such record owner.

    Within 120 days after the Effective Time, but not thereafter, the Company or any stockholder who has complied with the statutory requirements summarized above and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of such holders' Appraisal Shares. There is no present intention on the part of Purchaser to file an appraisal petition on behalf of the Company, and stockholders who seek to exercise appraisal rights should not assume that the Company will file such a petition or that the Company will initiate any negotiations with respect to the fair value of Appraisal Shares. Accordingly, it will be the obligation of the stockholders seeking appraisal rights to initiate all necessary action to perfect any appraisal rights within the time prescribed in Section 262. Within 120 days after the Effective Time, any stockholder who has theretofore complied with the provisions of Section 262 will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of Shares not voting in favor of the Merger (if applicable) and with respect to which demands for appraisal were received as well as the number of holders of such Shares. Such statement must be mailed within ten days after the written request therefor has been received by the Company.

    If a petition for appraisal is timely filed, after a hearing on such petition the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of their Appraisal Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value from the Effective Time.

    The costs of the proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. However, costs do not include attorneys' fees or expert witness fees. Upon application of a stockholder, the Delaware Court of Chancery may also order all or a portion of the expenses incurred by any stockholder, including reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all of the Appraisal Shares entitled to appraisal.

    At any time within 60 days after the Effective Time, any stockholder shall have the right to withdraw its demand for appraisal and to accept the Merger Consideration. After this period, the stockholder may withdraw such holder's demand for appraisal only with the consent of Purchaser. If any stockholder who properly demands appraisal of such holder's Appraisal Shares under Section 262 fails to perfect, or effectively withdraws or loses, such holder's right to appraisal as provided in the DGCL, the Appraisal Shares of such stockholder will be converted into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose or withdraw, such stockholder's right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the Effective Time or if the stockholder delivers to the Company a written withdrawal of such stockholder's demand for appraisal.

    Except as otherwise disclosed in the Offer to Purchase, none of Purchaser, Parent or Suez have made any provision in connection with the Offer or the Merger to obtain counsel or appraisal services for unaffiliated security holders at the expense of Purchaser, Parent or Suez.

    10. THE TRANSACTION DOCUMENTS

THE MERGER AGREEMENT

    The following is a summary of the material terms of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and a copy of which has been included an exhibit to the Schedule TO. The Merger Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in "THE TENDER OFFER--Certain Information Concerning the Company--Additional Information".

    THE OFFER. The Merger Agreement provides for the commencement of the Offer. The obligation of Purchaser, and of Parent to cause Purchaser, to commence the Offer and to accept for payment, and to pay for, any shares of Common Stock tendered pursuant to the Offer, is subject to the satisfaction of certain conditions that are set forth below the caption "THE TENDER OFFER--Conditions of the Offer" (such conditions, the "Offer Conditions"). Purchaser may waive any of the Offer Conditions or make any other changes in the terms and conditions of the Offer without the prior written consent of the Company or the Special Committee. Notwithstanding the foregoing, Purchaser and Parent have agreed that, without the prior written consent of the Company, no changes may be made that (i) reduce the maximum number of Shares subject to the Offer, (ii) decrease the Offer Price,
(iii) change the form of consideration payable in the Offer, or (iv) amend or modify the Offer Conditions in any manner adverse to the holders of Shares. Under the terms of the Merger Agreement, Purchaser may, without the consent of the Company, extend the Offer: (i) if at the then scheduled expiration date of the Offer any of the Offer Conditions shall not have been satisfied or waived, until such time as all such conditions shall have been satisfied or waived;
(ii) for any period required by any statute or rule, regulation, interpretation or position of the Commission applicable to the Offer; (iii) for any period required by applicable law in connection with an increase in the consideration to be paid pursuant to the Offer; and (iv) from time to time, for an aggregate period of not more than ten business days (for all such extensions under this clause (iv)) beyond the latest expiration date that would be permitted under clause (i), (ii) or (iii) of this sentence. If at the scheduled Expiration Date of the Offer, all of the Offer Conditions have been satisfied, Purchaser shall, regardless of the number of Shares tendered, immediately accept and promptly pay for all Shares tendered. Following announcement of the results of the Offer (and notwithstanding the provision in the Merger Agreement permitting Purchaser to extend the Offer for up to ten business days), Purchaser shall begin the Subsequent Offering Period (as defined below) for a period of three days. If, following the expiration of the initial offering period and the purchase of all Shares tendered pursuant to the Offer during that period and the first three days of the Subsequent Offering Period, Parent and Purchaser own less than 90% of the outstanding Shares following consummation of the Offer, Purchaser will extend the Subsequent Offering Period until the earlier of (i) twenty business days from the Expiration Date and (ii) the time Parent and Purchaser become the owners of at least 90% of the outstanding Shares so that a Short-Form Merger can be effected. See "THE TENDER OFFER--Terms of the Offer."

    THE MERGER. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement and the applicable provisions of the DGCL, Purchaser will be merged with and into the Company and the separate existence of Purchaser will cease. The Company will be the Surviving Corporation of the Merger and will be an indirect wholly owned subsidiary of Parent. In the Merger, each share of common stock of Purchaser outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and non-assessable share of Common Stock, $.01 par value per share, of the Surviving Corporation. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent or Purchaser or held by the Company, all of which shall be cancelled, and Shares held by stockholders who perfect appraisal rights under the DGCL) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Merger Consideration. The Merger Agreement provides that (subject to the provisions of the Merger Agreement and the applicable provisions of the DGCL) the closing of the Merger shall occur promptly following the satisfaction or, to the extent permitted under the Merger Agreement, waiver of the conditions to the Merger set forth in the Merger Agreement.

    TREATMENT OF STOCK OPTIONS AND RESTRICTED STOCK. The Merger Agreement provides that all options to acquire Shares (individually, an "Option" and collectively, the "Options") outstanding immediately prior to the Effective Time under any stock option plan or under any agreement, whether or not then exercisable, shall be cancelled at the Effective Time. Promptly after the Effective Time, each holder of an Option will receive from the Surviving Corporation, for each Share subject to an Option, whether or not then exercisable, an amount in cash equal to the excess, if any, of the Merger Consideration over the per Share exercise price of such Option without interest, in full settlement of the Company's (and the Surviving Corporation's) obligations under each Option. To the extent that the per Share exercise price of any Option equals or exceeds the Merger Consideration, at the Effective Time, such Option will be cancelled and the holder of such Option will not receive or be entitled to receive any consideration from Parent, Purchaser or the Surviving Corporation. All amounts payable in respect of Options shall be subject to all applicable withholding of taxes. Immediately prior to the filing of the certificate of merger (the "Certificate of Merger") relating to the Merger with the Secretary of State of the State of Delaware, all shares of Restricted Stock (as defined in the Trigen Energy Corporation 1994 Stock Incentive Plan) granted under the Trigen Energy Corporation 1994 Stock Incentive Plan will be canceled and each holder of shares of Restricted Stock will promptly after the Effective Time receive from the Surviving Corporation, for each share of Restricted Stock, an amount of cash equal to one-fourth of the Merger Consideration. Under the terms of the Separation Agreement, if the Merger is consummated, on January 19, 2002, Mr. Casten will also receive, in respect of each Share of Restricted Stock owned by him, an amount of cash equal to three-fourths of the Merger Consideration. See "--Arrangements with Thomas P. Casten." In connection with the foregoing, the Surviving Corporation intends, in accordance with the Trigen Energy Corporation 1994 Stock Incentive Plan, to implement an incentive plan following the Effective Time.

    BOARD REPRESENTATION. The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer, Parent shall be entitled to designate such number of directors as will give Parent representation on the Board of Directors equal to the product of (i) the number of directors on the Board of Directors and (ii) the percentage that the number of Shares owned by Purchaser or Parent bears to the number of Shares outstanding (the "Percentage"). The Company has agreed, upon request by Parent, promptly to increase the size of the Board of Directors and/or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board of Directors and to cause Parent's designees to be so elected. However, Parent has agreed that until the Effective Time the Board of Directors will have at least one member who is not designated by Parent or Purchaser. At the request of Parent, the Company will use its best efforts to cause such individuals designated by Parent to constitute the same Percentage of
(i) each committee of the Board of Directors, (ii) the board of directors of each subsidiary of the Company, and (iii) each committee of each such subsidiary's board of directors. The Company's obligations to appoint designees to the Board of Directors are subject to Section 14(f) of the Exchange Act. Following the election or appointment of the designees of Parent to the Board of Directors but prior to the Effective Time, any permitted termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board of Directors, any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser, and any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company must be authorized by a majority of the Board of Directors not designated by Parent.

    STOCKHOLDER MEETING. The Merger Agreement provides that, if required by applicable law, the Company, acting through the Board of Directors, shall
(i) call a meeting of its stockholders (the "Stockholder Meeting") for the purpose of voting on the Merger, (ii) hold the Stockholder Meeting as soon as practicable after the purchase of Shares pursuant to the Offer and (iii) unless taking such action would be inconsistent with the fiduciary duties of the Board of Directors or the directors constituting the Special Committee, as determined by such directors in good faith after consultation with independent legal counsel, recommend to its stockholders the approval of the Merger and the transactions contemplated thereby. If a Stockholder Meeting is called, the Company will use its reasonable best efforts to solicit from the stockholders of the Company proxies in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, unless otherwise required by applicable fiduciary duties, as determined by such directors in good faith after consultation with independent legal counsel. At the Stockholder Meeting, Parent will cause all the Shares then owned by Parent, Purchaser or any other subsidiary or affiliate of Parent to be voted in favor of the Merger. The Merger Agreement provides that, notwithstanding the foregoing, if Purchaser, or any other direct or indirect subsidiary of Parent, acquires at least 90 percent of the outstanding Shares, the parties to the Merger Agreement shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer, without a vote of stockholders of the Company, in accordance with the "Short-Form Merger" provisions of the DGCL. The Merger Agreement is required to be submitted to the stockholders of the Company whether or not the Board of Directors determines at any time subsequent to declaring its advisability that the Merger Agreement is no longer advisable and recommends that the stockholders reject it.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to (i) the due organization, existence and, subject to certain limitations, the qualification, good standing, corporate power and authority of the Company and its subsidiaries; (ii) the due authorization, execution, and delivery of the Merger Agreement and certain ancillary documents executed in connection therewith and the consummation of the transactions contemplated thereby, and the validity and enforceability thereof; (iii) subject to certain exceptions and limitations, the compliance by the Company and its subsidiaries with all applicable foreign, federal, state or local laws, statutes, ordinances, rules, regulations, orders, judgments, rulings and decrees of any foreign, federal, state or local judicial, legislative, executive, administrative or regulatory body or authority, or any court, arbitration, board or tribunal; (iv) the capitalization of the Company, including the number of shares of capital stock of the Company outstanding and the number of Options outstanding; (v) subject to certain exceptions and limitations, the absence of consents and approvals necessary for consummation by the Company of the Merger and the absence of any violations, breaches or defaults which would result from compliance by the Company with any provision of the Merger Agreement; (vi) compliance with the Securities Act of 1933, as amended (the "Securities Act") and the Exchange Act, in connection with each registration statement, report, proxy statement or information statement (as defined under the Exchange Act) prepared by the Company since December 31, 1996, the Schedule 14D-9, the information statement, if any, filed by the Company in connection with the Offer pursuant to Rule 14f-1 under the Exchange Act and any schedule required to be filed by the Company with the Commission or any amendment or supplement thereto; (vii) subject to certain exceptions and limitations, the absence of pending or (to the knowledge of the Company) threatened claims, actions, suits, proceedings, arbitrations, investigations or audits; (viii) the absence of certain changes or effects; (ix) certain tax matters; (x) certain employee benefit and ERISA matters; (xi) certain labor and employment matters; (xii) certain fees in connection with the transactions contemplated by the Merger Agreement; (xiii) subject to certain limitations, the possession by the Company and its subsidiaries of necessary franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders; (xiv) certain environmental matters;
(xv) certain insurance policy matters; (xvi) the opinion of CSFB; (xvii) state takeover statutes; (xviii) the required vote of stockholders of the Company with respect to the transactions contemplated by the Merger Agreement;
(xix) regulation as a utility and (xx) year 2000 compliance.

    Parent and Purchaser have also made certain representations and warranties, including with respect to (i) the due incorporation, existence, good standing and, subject to certain limitations, corporate power and authority of Parent and Purchaser; (ii) the due authorization, execution and delivery of the Merger Agreement and certain ancillary documents executed in connection therewith and the consummation of the transactions contemplated thereby, and the validity and enforceability thereof; (iii) subject to certain exceptions and limitations, the absence of consents and approvals necessary for consummation of the transactions contemplated by the Merger Agreement by Parent and Purchaser and the absence of any violations, breaches or defaults which would result from compliance by Parent and Purchaser with any provision of the Merger Agreement; (iv) the interim operations by Purchaser; (v) the sufficiency of funds available to Parent and Purchaser for the consummation of the Offer and the Merger and
(vi) absence of any material misstatements or omissions in this Offer to Purchase, the Schedule TO and the exhibits thereto.

    CONDUCT UNTIL THE MERGER. The Company has agreed that from the date of the Merger Agreement to the Effective Time, unless disclosed to Parent at the time of the execution of the Merger Agreement or Parent has consented in writing thereto, the Company will, and will cause each of its subsidiaries to:
(i) conduct its operations according to its ordinary course of business consistent with past practice; (ii) use its reasonable best efforts to preserve intact its business organizations and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with them; (iii) promptly upon the discovery thereof, notify Parent of the existence of any breach of any representation or warranty contained in the Merger Agreement (or, in the case of any representation or warranty that makes no reference to Material Adverse Effect, any breach of such representation or warranty in any material respect). The Merger Agreement defines a Material Adverse Effect as a material adverse effect on the business, operations, or financial condition of the Company and its subsidiaries taken as a whole or the ability of the Company and its subsidiaries to conduct their business after the Closing consistent in all material respects with the manner conducted in the past; provided, however, that "Material Adverse Effect" does not include any change, effect, condition, event or circumstance arising out of or attributable to (i) any decrease in the market price of the Shares (but not any change, effect, condition, event or circumstance underlying such decrease to the extent that it would otherwise constitute a Material Adverse Effect), (ii) changes, effects, conditions, events or circumstances that generally affect the industries in which the Company or its subsidiaries operate (including legal and regulatory changes), (iii) general economic conditions or changes, effects, conditions or circumstances affecting the securities markets generally or (iv) changes arising from the consummation of the transactions contemplated by the Merger Agreement or the announcement of the execution of the Merger Agreement.

    The Company has also agreed that from the date of the Merger Agreement to the Effective Time, unless disclosed to Parent at the time of the execution of the Merger Agreement or Parent has consented in writing thereto, the Company will not, and will not permit any of its subsidiaries to,

    (i) amend its certificate of incorporation or by-laws;

    (ii) issue, sell or pledge (A) any shares of its capital stock or other ownership interest in the Company (other than issuances of Common Stock in respect of any exercise of Options outstanding on the date of the Merger Agreement and as disclosed to Parent at the time of the execution of the Merger Agreement) or its subsidiaries, (B) any securities convertible into or exchangeable for any such shares or other ownership interest, or (C) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest, or convertible or exchangeable securities (or derivative instruments in respect of the foregoing);

    (iii) effect any stock split or otherwise change its capitalization as it existed on the date of the Merger Agreement, or directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of its subsidiaries;

    (iv) (A) grant, confer or award any option, warrant, convertible security or other right to acquire any shares of its capital stock or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise required by the terms of such unexercisable options), (B) accelerate or waive any or all of the goals, restrictions or conditions imposed under any award under the Trigen Energy Corporation 1994 Performance Stock Incentive Plan, or (C) issue, sell, grant or award any shares of capital stock or any right to acquire shares of capital stock under any Company stock plan (except as otherwise required by such plan);

    (v) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests (other than such payments by the subsidiaries to the Company);

    (vi) mortgage or otherwise encumber, subject to any encumbrance, or sell, lease or otherwise dispose of any of its property or assets (including capital stock of its subsidiaries), other than encumbrances that are incurred in the ordinary course of business, consistent with past practice, the sale or disposition of inventory in the ordinary course of business or the sale, lease, encumbrance or other disposition of assets which, individually or in the aggregate, are obsolete or not material to the Company and its subsidiaries taken as a whole;

    (vii) (A) acquire by merger, purchase or any other manner, any business or entity or any division thereof for consideration in excess of $1,000,000 in the aggregate; or (B) otherwise acquire any assets which would be material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, except for purchases of inventory, supplies or capital equipment in the ordinary course of business consistent with past practice and the acquisition of assets for consideration in excess of $1,000,000 in the aggregate;

    (viii) except for borrowings under existing credit facilities and excepting transactions between the Company and any subsidiary, incur or assume any long-term or short-term debt or issue any debt securities or assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the debt or other obligations of any other person, other than obligations (other than debt) of its subsidiaries incurred in the ordinary course of business;

    (ix) (A) make any loans, advances or capital continuations to, or investments in, any other person (other than to subsidiaries of the Company), except with respect to commitments outstanding on the date of the Merger Agreement, or (B) forgive any loans, advances or capital contributions to, or investments in, any other person (other than with respect to subsidiaries of the Company) for an amount in excess of $1,000,000 in the aggregate (as to clauses
(A) and (B) collectively);

    (x) except as contemplated by the Merger Agreement or in the ordinary course of business consistent with past practice (A) increase the compensation payable or to become payable to its officers or employees, (B) other than in accordance with existing policies and arrangements, grant any severance pay to the Company's officers, directors or employees or (C) establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable law or the terms of a collective bargaining agreement or a contractual obligation existing on the date of the Merger Agreement;

    (xi) change any of the accounting principles or practices used by the Company, except as may be required by generally accepted accounting principles;

    (xii) pay, discharge or satisfy any material claims, material liabilities or material obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of (A) any such material claims, material liabilities or material obligations in the ordinary course of business and consistent with past practice or (B) material claims, material liabilities or material obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) contained in the Company's filings with the Commission;

    (xiii) agree to the settlement of any claim or litigation, which settlement would have a Material Adverse Effect;

    (xiv) make, change or rescind any material tax election (other than recurring elections that customarily are made in connection with the filing of any tax return; provided that any such elections are consistent with the past practices of the Company or its Subsidiaries, as the case may be); or settle or compromise any material tax liability that is the subject of any audit, claim for delinquent taxes, examination, action, suit, proceeding or investigation by any taxing authority;

    (xv) except to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date of the Merger Agreement or as contemplated by the Merger Agreement, accelerate the payment, right to payment or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, stock option, insurance or other compensation or benefits;

    (xvi) enter into any agreement, understanding or commitment that restrains, limits or impedes the ability of the Company or any of its subsidiaries to compete with or conduct any business or line of business, including geographic limitations on the activities of the Company or any of its subsidiaries;

    (xvii) materially modify, amend or terminate any material contract, or waive, relinquish, release or terminate any right or claim, in each case, except in the ordinary course of business consistent with past practice;

    (xviii) other than with respect to commitments outstanding as of the date of the Merger Agreement, make any capital expenditures for the Company and its subsidiaries in excess $1,000,000, in the aggregate;

    (xix) take any action to cause the Common Stock to be delisted from the New York Stock Exchange prior to the consummation of the Offer; or

    (xx) agree in writing or otherwise to take any of the foregoing actions.

    ACCESS TO INFORMATION. Under the Merger Agreement, from the date of the Merger Agreement to the closing date of the Merger, the Company has agreed, and has agreed to cause its subsidiaries to, (i) give Parent and its authorized representatives reasonable access, upon reasonable notice and during reasonable hours to all books, records, personnel, offices and other facilities and properties of the Company and its subsidiaries and their accountants and accountants' work papers, (ii) permit Parent to make such copies and inspections thereof as Parent may reasonably request and (iii) furnish Parent with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as Parent may from time to time reasonably request; provided that no investigation or information furnished pursuant to the Merger Agreement shall affect any representations or warranties made by the Company therein or the conditions to the obligations of Parent to consummate the transactions contemplated thereby. Parent has agreed to hold all information furnished on a confidential basis by or on behalf of the Company or any of its subsidiaries in confidence.

    NO SOLICITATION. The Company has agreed in the Merger Agreement (a) that from the date of the Merger Agreement to the Effective Time, neither it nor any of its subsidiaries will, and it will direct and use its best efforts to cause its officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Company or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Alternative Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, afford access to the properties, books or records of the Company or any of its subsidiaries to, or have any discussions with, any person relating to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal; (b) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and it will take the necessary steps to inform such parties of the obligations undertaken under the no solicitation provision of the Merger Agreement; and
(c) that it will notify Parent immediately of the identity of the potential acquiror and the terms of such person's or entity's proposal if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, the Company; provided, however, that the no solicitation provision shall not prohibit the Company or its subsidiaries, upon approval by the Special Committee, from (i) prior to the acceptance for payment of Shares pursuant to the Offer, furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited bona fide proposal to acquire the Company pursuant to a merger, consolidation, share exchange, purchase of substantially all of the assets of the Company, a business combination or other similar transaction, if, and only to the extent that,
(A) such proposal was not initially solicited, encouraged or knowingly facilitated by the Company, its subsidiaries or their agents in violation of the no solicitation provision of the Merger Agreement, (B) such proposal is not subject to a financing condition and involves consideration that provides a higher value per share than the Merger Consideration, (C) the Board of Directors, or the Special Committee, determines in good faith based on the advice of outside counsel that the failure to take such action would be inconsistent with its fiduciary duties to stockholders imposed by law, and
(D) prior to furnishing information to, or entering into discussions or negotiations with, such person or entity, the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity; and (ii) to the extent applicable, complying with Rule 14e-2(a) promulgated under the Exchange Act with regard to an Alternative Proposal. Nothing in the no solicitation provision of the

Merger Agreement (x) permits the Company to terminate the Merger Agreement (except as specifically provided in the termination provisions of the Merger Agreement), (y) permits the Company to enter into any agreement with respect to an Alternative Proposal during the term of the Merger Agreement, or (z) affects any other obligation of the Company under the Merger Agreement.

    FEES AND EXPENSES. Except as set forth below or as otherwise provided in the Merger Agreement, whether or not the Offer or the Merger is consummated, all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees, costs and expenses.

    In the Merger Agreement, the Company has agreed that, under certain circumstances, it will reimburse Parent and its affiliates for their out-of-pocket expenses incurred in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The Company is obligated to pay Parent's out-of-pocket expenses under the following circumstances: (i) Parent terminates the Merger Agreement because of the failure of the condition to the Offer that the representations and warranties made by the Company in the Merger Agreement that are qualified by materiality or Material Adverse Effect are true and correct in all respects when made or thereafter have ceased to be true and correct in all respects as if made at the scheduled or extended expiration of the Offer (except to the extent that any such representation or warranty refers specifically to another date, in which case such representation or warranty shall be true and correct in all respects as of such other date), the other representations and warranties made by the Company in the Merger Agreement are true and correct in all material respects when made or thereafter have ceased to be true and correct in all respects as if made at the scheduled or extended expiration of the Offer (except to the extent that any such representation or warranty refers specifically to another date, in which case such representation or warranty shall be true and correct in all material respects as of such other date) or because the Company has breached and failed to have complied in all material respects with any of its obligations under the Merger Agreement; (ii) the Special Committee terminates the Merger Agreement in accordance with its terms because of an Alternative Proposal which the Special Committee in good faith determines is more favorable from a financial point of view to the stockholders of the Company as compared to the Offer and the Merger and the Special Committee determines in good faith based on advice of outside counsel that the failure to take such action would be inconsistent with its fiduciary duties to stockholders imposed by law; or
(iii) if prior to purchasing any Shares pursuant to the Offer, Parent terminates the Merger Agreement because the Special Committee shall have withdrawn or modified in a manner that is materially adverse to Parent or Purchaser its approval or recommendation of the Merger Agreement, the Offer, the Merger or any other transaction contemplated by the Merger Agreement or shall have recommended another merger, consolidation or business combination involving, or acquisition of, the Company or its assets or another tender offer for the Shares or the Special Committee shall have resolved to do any of the foregoing.

    Under the terms of the Merger Agreement, Parent has agreed that, under certain circumstances, it will reimburse the Company for its out-of-pocket expenses incurred in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Parent will be obligated to pay the Company's out-of-pocket expenses if the Special Committee terminates the Merger Agreement because Parent or Purchaser has breached in any material respect any of their respective representations, warranties or covenants contained in the Merger Agreement.

    FILINGS; OTHER ACTIONS. The Merger Agreement provides that, subject to the terms and conditions provided in the Merger Agreement, the Company, Parent and Purchaser have agreed to: (a) use their reasonable best efforts to cooperate with one another in (i) determining which filings are required to be made prior to the expiration of the Offer or the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental entities or other third parties in connection with the execution and delivery of the Merger Agreement and other ancillary documents and the consummation of the transactions contemplated thereby and
(ii) timely make all such filings and timely seek all such consents, approvals, permits, authorizations and waivers; and

(b) use their reasonable best efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by the Merger Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of the Merger Agreement, the proper officers and directors of Parent and the Surviving Corporation are required to take all such necessary action.

    CONDITIONS TO THE MERGER. The obligations of Parent and the Company to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions: (i) if approval of the Merger Agreement and the Merger by the holders of Shares is required by applicable law, the Merger Agreement and the Merger shall have been approved by the requisite vote of such holders; (ii) any review or approval required by governmental authorities in countries in which the Company or its subsidiaries have operations material to the Company and its subsidiaries, taken as a whole, shall have been completed or obtained; and (iii) no United States federal or state or Republic of France governmental authority or other agency or commission or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order decree, injunction or other order which is in effect and prohibits or has the effect of prohibiting the consummation of the Merger or makes the consummation of the Merger illegal.

    TERMINATION. The Merger Agreement, notwithstanding approval thereof by the stockholders of the Company, may be terminated at any time prior to the Effective Time:

    (a) by mutual written consent of the board of directors of Parent and the Special Committee;

    (b) by Parent or the Special Committee,

        (i) if either the purchase of Shares pursuant to the Offer has not been consummated on or before March 15, 2000 or the Effective Time shall not have occurred on or before June 30, 2000 (provided that the right to terminate the Merger Agreement pursuant to this clause (i) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date);

        (ii) if there shall be any law that makes consummation of the Offer or the Merger illegal or prohibited, or if any court of competent jurisdiction in the United States or the Republic of France shall have issued an order, judgment, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, judgment, decree, ruling or other action shall have become final and non-appealable;

    (c) by the Special Committee,

        (i) if there is an Alternative Proposal which the Special Committee in good faith determines is more favorable from a financial point of view to the stockholders of the Company as compared to the Offer and the Merger, and the Special Committee determines in good faith, based upon advice of outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties to stockholders imposed by law; provided, however, that this right to terminate shall not be available in certain circumstances; or

        (ii) if Parent or Purchaser shall have breached in any material respect any of their respective representations, warranties or covenants contained in the Merger Agreement; or

    (d) by Parent,

        (i) prior to the acceptance of any Shares under the Offer, if due to an occurrence or circumstance that would result in the failure of any of the Offer Conditions, Parent shall have terminated the Offer without having accepted any Shares for payment thereunder, unless such failure to accept Shares for payment or to pay for Shares shall have been caused by or resulted from the failure of Parent or Purchaser to perform any obligation of either of them contained in the Merger Agreement;

        (ii) prior to the purchase of any Shares validly tendered pursuant to the Offer, if the Special Committee shall have withdrawn or modified in a manner that is materially adverse to Parent or Purchaser its approval or recommendation of the Merger Agreement, the Offer, the Merger or any other transaction contemplated by the Merger Agreement or if the Special Committee shall have recommended another merger, consolidation or business combination involving, or acquisition of, the Company or its assets or another tender offer for the Shares, or the Special Committee shall have resolved to do any of the foregoing.

    INDEMNIFICATION. The Merger Agreement provides that the Surviving Corporation will maintain in effect for not less than six years after the Effective Time the Company's current directors and officers insurance policies, if such insurance is obtainable (or policies of at least the same coverage containing terms and conditions no less advantageous to the current and all former directors and officers of the Company), with respect to acts or failures to act prior to the Effective Time, including acts relating to the transactions contemplated by the Merger Agreement; provided, however, that in order to maintain or procure such coverage, the Surviving Corporation shall not be required to maintain or obtain policies providing such coverage except to the extent such coverage can be provided at an annual cost of no greater than two times the most recent annual premium paid by the Company prior to the date of the Merger Agreement (the "Cap"); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, the Purchaser or the Surviving Corporation will only be required to obtain only as much coverage as can be obtained by paying an annual premium equal to the Cap.

    The Merger Agreement also provides that to the extent, if any, not provided by an existing right of indemnification or the agreement or policy, from and after the Effective Time, the Surviving Corporation is required to indemnify and hold harmless each person who is, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer or director of the Company or any of its subsidiaries (each, an "Indemnified Party"), against all losses, expenses, claims, damages or liabilities or, subject to the last sentence of this paragraph, amounts paid in settlement, arising in connection with any claim, action, suit, proceeding or investigation (an "Action") arising out of or pertaining to acts or omissions by such person in his or her capacity as such, which acts or omissions occurred prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time to the fullest extent permitted by law. In the event of any such Action, the Company as the Surviving Corporation will control the defense of such Action with counsel selected by the Company as the Surviving Corporation, which counsel shall be reasonably acceptable to the Indemnified Party; provided, however, that the Indemnified Party shall be permitted to participate in the defense of such Action through counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to the Company as the Surviving Corporation, at the Indemnified Party's expense. Notwithstanding the foregoing, if there is any conflict between the Company as the Surviving Corporation and any Indemnified Parties or there are additional defenses available to any Indemnified Parties, the Indemnified Parties shall be permitted to participate in the defense of such Action with counsel selected by the Indemnified Parties, which counsel shall be reasonably acceptable to the Company as the Surviving Corporation, and the Company as the Surviving Corporation will be required to pay the reasonable fees and expenses of such counsel, as accrued and in advance of the final disposition of such Action to the fullest extent permitted by applicable law; provided, however, that the Company as the Surviving Corporation will not be obligated to pay the reasonable fees and expenses of more than one counsel for all Indemnified Parties in any single Action except to the extent that, in the opinion of counsel for the Indemnified Parties, two or more of such Indemnified Parties have conflicting interests in the outcome of such Action. The members of the Special Committee are entitled to select their own counsel pursuant to the preceding sentence with respect to any litigation relating to the transactions contemplated by the Merger Agreement; provided, however, that such counsel must be reasonably acceptable to Parent. The Surviving Corporation shall not be liable for any settlement effected without its written consent, which consent shall not unreasonably be withheld.

    Purchaser has also agreed to cause the Company as the Surviving Corporation to keep in effect all provisions in the Surviving Corporation's certificate of incorporation and by-laws that provide for exculpation of director and officer liability and indemnification (and advancement of expenses related thereto) of the past and present officers and directors of the Company at least to the extent they are presently indemnified by the Company and such provisions may not be amended except as either required by applicable law or to make changes permitted by law that would enhance the rights of past or present officers and directors to indemnification or advancement of expenses. These provisions provide that a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing does not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

    AMENDMENT. To the extent permitted by applicable law, the Merger Agreement may be amended by action taken by or on behalf of the boards of directors of the Company and Parent and, in the case of the Company, with the approval of the Special Committee at any time before or after adoption of the Merger Agreement by the stockholders of the Company (if required); provided, however, that after any such stockholder approval, no amendment shall be made which decreases the Merger Consideration or which adversely affects the rights of, or the income tax consequences to, the Public Stockholders thereunder without the approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of Parent, Purchaser and the Company.

    TIMING. The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Purchaser has agreed to cause the Merger to be consummated on the terms, and subject to the conditions, contained in the Merger Agreement, there can be no assurance as to the timing of the Merger.

THE TENDER AND VOTING AGREEMENT

    The following is a summary of the material provisions of the Tender and Voting Agreement, a copy of which has been included as an exhibit to the Schedule TO. The Tender and Voting Agreement may be inspected at, and copies may be obtained from, the same places and in the same manner set forth in "THE TENDER OFFER--Certain Information Concerning the Company--Available Information." The summary is qualified in its entirety by reference to the text of such agreement.

    Concurrently with the execution and delivery of the Merger Agreement, each of the members of the Special Committee (Messrs. Keane and Bayless) as well as the Bayless Family Trust, of which Mr. Bayless is the trustee, have entered into the Tender and Voting Agreement with Purchaser and Parent. Pursuant to the Tender and Voting Agreement, Messrs. Keane and Bayless have agreed, among other things, to tender promptly pursuant to the Offer the Shares held by them, and not to withdraw any such Shares, and to various other provisions described below.

    TRANSFER OF THE SHARES. Each of Messrs. Keane and Bayless agreed that during the term of the Tender and Voting Agreement, except as otherwise expressly provided therein, he will not (a) tender into any tender or exchange offer or otherwise sell, transfer, pledge, assign, hypothecate or otherwise dispose of, or encumber with any lien, any of the Shares, (b) acquire any Shares or other securities of the Company (other than in connection with a transaction in connection with certain anti-dilution adjustments provided for in the Tender and Voting Agreement or by exercising any options held by him), (c) deposit the Shares into a voting trust, enter into a voting agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect to the Shares, (d) enter into any contract, option or other arrangement (including any profit sharing arrangement) or undertaking with respect to the direct or indirect acquisition or sale, transfer, pledge, assignment, hypothecation or other disposition of any interest in or the voting of any Shares or any other securities of the Company,
(e) exercise any rights (including, without limitation, under Section 262 of the DGCL) to demand appraisal of any Shares which may arise with respect to the Merger, or (f) take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the Tender and Voting Agreement or the transactions contemplated by the Tender and Voting Agreement or which would otherwise diminish the benefits of the Tender and Voting Agreement to Parent or Purchaser.

    TENDER OF SHARES. Each of Messrs. Keane and Bayless agreed that he will validly tender (or cause the record owner of such Shares to validly tender) and sell (and not withdraw) pursuant to and in accordance with the terms of the Offer not later than the fifth business day after commencement of the Offer (or the earlier of the expiration date of the Offer and the fifth business day after such Shares are acquired by him if he acquires Shares after the date of the Merger Agreement), or, if he has not received this Offer to Purchase and related documents by such time, within two business days following receipt of such documents, all of the then outstanding Shares beneficially owned by him (including the Shares outstanding as of the date of the Merger Agreement and Shares issued following the exercise (if any) of his Options).

    VOTING AGREEMENT. The Tender and Voting Agreement also provides that each of Messrs. Keane and Bayless (a) agrees to appear (or not appear, if requested by Parent or Purchaser) at any annual, special, postponed or adjourned meeting of the stockholders of the Company or otherwise cause the Shares he beneficially owns to be counted as present (or absent, if requested by Parent or Purchaser) thereat for purposes of establishing a quorum and to vote or consent, and
(b) constitutes and appoints Parent and Purchaser, or any nominee thereof, with full power of substitution, during and for the term of the Tender and Voting Agreement as his true and lawful attorney and proxy for and in his name, place and stead, to vote all the Shares he beneficially owns at the time of such vote, at any annual, special, postponed or adjourned meeting of the stockholders of the Company (and this appointment will include the right to sign his name (as stockholder) to any consent, certificate or other document relating to the Company that the laws of the State of Delaware may require or permit), in the case of both (a) and (b) above, in favor of approval and adoption of the Merger Agreement and approval and adoption of the Merger and the other transactions contemplated thereby.

    REPRESENTATIONS AND WARRANTIES. Messrs. Keane and Bayless made customary representations and warranties to Parent and Purchaser, including with respect to their beneficial ownership of Shares, their authority to enter into and perform their obligations under the Tender and Voting Agreement, the due execution and delivery by them of the Tender and Voting Agreement, the absence of any financial advisor or other intermediary and the acknowledgement of Parent's reliance on the Tender and Voting Agreement in executing the Merger Agreement.

    Each of Parent and Purchaser has also made customary representations and warranties under the Tender and Voting Agreement, including with respect to Parent's and Purchaser's authority to enter into and perform its obligations under the Tender and Voting Agreement and the due execution and delivery by Parent and Purchaser of the Tender and Voting Agreement.

    TERMINATION. The Tender and Voting Agreement will terminate upon the earliest of: (a) as to any of Messrs. Keane and Bayless and the Bayless Family Trust, upon the purchase of all the Shares beneficially owned by such stockholder pursuant to the Offer in accordance with the Tender and Voting Agreement, or (b) the earlier to occur of (i) the Effective Time and
(ii) termination of the Merger Agreement in accordance with its terms.

ARRANGEMENTS WITH THOMAS R. CASTEN

    The following is a summary of the material provisions of the Separation Agreement (as defined below) and the Casten Stock Purchase Agreement, copies of which have been included as exhibits to the Schedule TO. The Separation Agreement and the Casten Stock Purchase Agreement may be inspected at, and copies may be obtained from, the same places and in the same manner set forth in "THE TENDER OFFER--Certain Information Concerning the Company--Available Information." The summary is qualified in its entirety by reference to the text of such agreement.

    THE SEPARATION AGREEMENT AND RELEASE. Pursuant to a separation agreement and release (the "Separation Agreement"), dated January 19, 2000, between
Thomas R. Casten and the Company, Mr. Casten resigned from his positions as President, Chief Executive Officer and a director of the Company. Under the terms of the Separation Agreement, Mr. Casten is eligible for salary and benefits continuation until the earlier of (a) January 19, 2002, or (b) the date on which Mr. Casten breaches any of his obligations under the Separation Agreement. Mr. Casten's obligations include non-disparagement, non-competition, cooperation, non-solicitation and confidentiality covenants. If Mr. Casten breaches any of these covenants, his right to payments under the terms of the Separation Agreement will be extinguished. Restricted Stock and unvested Options held by Mr. Casten will continue to vest in accordance with their terms as if Mr. Casten remained employed by the Company and to the extent not vested on January 19, 2002 will become fully vested on that date to the extent not previously canceled by reason of a breach of this Agreement. Alternatively, immediately prior to the Effective Time if the Merger occurs, (i) Mr. Casten's Options will be canceled and he will receive for each Share subject thereto the excess of the Merger Consideration over the exercise price, and
(ii) Mr. Casten's shares of Restricted Stock will be canceled and he will receive an amount per share equal to the Merger Consideration in respect of one-fourth of such shares and will be eligible to receive on January 19, 2002 an amount per share equal to the Merger Consideration in respect of three-fourths of such shares. Under the terms of the Separation Agreement, Mr. Casten is entitled to remain a general partner of the Trenton District Energy Company ("TDEC"), but may not interfere with or participate in the day-to-day operations of TDEC. The Company has agreed that if TDEC refinances, the Company will, subject to certain exceptions, use its good faith efforts so that Mr. Casten does not recognize income as a result of such refinancing as long as such efforts do not adversely impact TDEC, the Company or its affiliates.

    CASTEN STOCK PURCHASE AGREEMENT. In addition, on January 19, 2000, pursuant to the Casten Stock Purchase Agreement, Mr. Casten agreed to sell to Parent on March 29, 2000, the 1,012,402 Shares beneficially owned by him (which excludes options and Restricted Stock held by Mr. Casten) at $23.50 per Share. If Parent is legally barred at that time from purchasing these Shares by reason of court order or otherwise, Parent will buy these Shares on the date two business days following the date that such legal prohibition ceases.

    11. INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

    In considering the recommendations of the Board of Directors and the Special Committee, stockholders should be aware that certain officers and directors of Suez, Parent, Purchaser and the Company have interests in the Offer and the Merger which are described below and which may present them with certain potential conflicts of interest. As a result of Parent's current ownership of approximately 52.5% of the outstanding Shares and five of the Company's nine directors being officers or directors of Parent or one of its affiliates, Parent may be deemed to control the Company.

    Mr. Patrick Buffet, a director of the Company, is a director of Parent and executive vice president of Suez. Mr. Philippe Brongniart, a director of the Company, is a director of Parent and a member of the executive board of Suez. Mr. Olivier Degos, a director of the Company, is Parent's corporate vice president in charge of international affairs. Mr. Michel Bleitrach, a director of the Company, is chairman and chief executive officer of Parent.
Mr. Dominique Mangin d'Ouince, a director of the Company, is director of the international development of the water division of Suez and was a managing director of Lyonnaise des Eaux from 1990 to 1997. In addition, Mr. Jean M. Malahieude is an executive vice president, engineering of the Company and is an executive vice president of Cofreth American Corporation, a direct, wholly owned subsidiary of Parent ("CAC").

    Messrs. Bayless and Keane are the directors of the Company who constitute the Special Committee. These directors have each been compensated in the amount of $2,500 per day up to an aggregate amount of $75,000, for serving as members of the Special Committee. This compensation was authorized by the Board of Directors in order to compensate the members thereof for the significant additional time commitment that was required of them in connection with fulfilling their duties and responsibilities as members of the Special Committee and was paid without regard to whether the Special Committee approved the Offer and the Merger or whether the Offer or the Merger was consummated. As of January 31, 2000, Messrs. Bayless and Keane have earned $39,620 and $73,500, respectively, as compensation for their service on the Special Committee.
Mr. Keane is a director of United Water Resources Inc. Parent and United Water Resources Inc. signed a merger agreement in August of 1999 pursuant to which Parent intends to acquire the approximately 70% of United Water Resources Inc. it does not already own. Consummation of that transaction is pending certain regulatory approvals.

    As of January 27, 2000, the directors and executive officers of the Company, as a group, beneficially owned an aggregate of 547,794 Shares (representing 5.7% of the then outstanding Shares), excluding Shares subject to Options and shares of Restricted Stock. As of January 27, 2000, the members of the Special Committee, as a group, beneficially owned an aggregate of approximately 38,697 Shares (representing less than 1% of the then outstanding Shares), excluding Shares subject to Options. All such Shares held by directors and executive officers will be treated in the Offer and the Merger in the same manner as Shares held by the Public Stockholders. In the aggregate, the directors and executive officers of the Company will be entitled to receive approximately $12,873,182.50 for their Shares upon consummation of the Offer and the Merger (based upon the number of Shares (other than shares of Restricted Stock) owned as of January 27, 2000) and the members of the Special Committee will be entitled to receive an aggregate of approximately $909,380 for their Shares upon consummation of the Offer and the Merger (based upon the number of Shares owned as of January 27, 2000). For a description of certain arrangements with Thomas R. Casten, the former President and Chief Executive Officer of the Company and a former member of the Board of Directors, see "--The Transaction Documents; Arrangements with Thomas R. Casten."

    As of January 27, 2000, the directors and executive officers of the Company, as a group, had (i) Options to acquire an aggregate of 350,000 Shares at an average exercise price of $16.20 per Share and (ii) 162,143 shares of Restricted Stock. As of January 27, 2000, the members of the Special Committee, as a group, had (i) Options to acquire an aggregate of 40,000 Shares, and no shares of Restricted Stock. All such Options held by such directors and executive officers of the Company will be treated in the Offer and the Merger in the same manner as Options held by other Option holders. All such shares of Restricted Stock held by such directors and executive officers of the Company will be treated in the Merger in the same manner as shares of Restricted Stock held by the other holders of Restricted Stock (except for the arrangements with Mr. Casten; see "--The Transaction Documents; Arrangements with Thomas R. Casten"). See "--The Transaction Documents--The Merger Agreement." Based upon the average exercise price of Options held by directors and executive officers of the Company and the Offer Price, the directors and executive officers of the Company, as a group, will receive total consideration of $3,507,590 (before applicable taxes) for their Options and shares of Restricted Stock.

    The Special Committee and the Board of Directors were aware of these actual and potential conflicts of interest and considered them along with the other matters described under "--Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger."

    12. BENEFICIAL OWNERSHIP OF SHARES

    The following table sets forth certain information, as of January 27, 2000, regarding the ownership of Common Stock by Purchaser, Parent, Suez and any director or executive officer of Purchaser, Parent or Suez. To the best of the knowledge of Purchaser, Parent and Suez after making reasonable inquiry, all such directors and executive officers and all directors of the Company who are representatives of Parent currently intend to tender their Shares into the Offer, except to the extent that the tendering would subject that person to the "short-swing profit" rules of Section 16(b) of the Exchange Act. In addition, based upon disclosures made by the Company in the Schedule 14D-9, Purchaser, Parent and Suez understand that all executive officers, other directors, affiliates and subsidiaries of the Company intend to tender the Shares held of record or beneficially owned by them (other than Restricted Stock or Options). Except as indicated below, the executive officers and directors of Suez, Parent and Purchaser do not own any Shares.

                                                                                       PERCENTAGE
                                                                  NUMBER OF SHARES   OF COMMON STOCK
                                                    NUMBER OF        SUBJECT TO       BENEFICIALLY
NAME OF BENEFICIAL OWNER                           SHARES OWNED       OPTIONS           OWNED(1)
------------------------                           ------------   ----------------   ---------------
Suez(2)..........................................    6,507,944             --              52.5%
Parent...........................................    6,507,944             --              52.5%
Purchaser........................................           --             --                --
Olivier Degos(3).................................          764         10,000                 *
Michel Bleitrach(3)..............................        4,485         10,000                 *
Dominique Mangin d'Ouince(3).....................        4,856         10,000                 *
Philippe Brongniart(3)...........................        2,933         10,000                 *
Patrick Buffet(3)................................        1,822         10,000                 *

------------------------

*   Less than 1% of Shares

(1) Based upon 12,401,808 Shares outstanding as of January 27, 2000.

(2) All Shares are owned indirectly by Suez through its direct wholly owned subsidiary, Societe Generale de Belgique ("Societe Generale"). Societe Generale owns all Shares indirectly through its direct wholly owned subsidiary, Parent. Parent owns all Shares indirectly through its subsidiaries, CAC and Compagnie Parisenne de Chauffage Urbain ("CPCU"). CAC holds 4,870,670 Shares, or 39.3% of the outstanding Shares. The principal address of CAC is c/o Trigen Energy Corporation, One Water Street, White Plains, New York 10601. CPCU holds 1,637,274 Shares, or 13.2% of the outstanding Shares. The principal address of CPCU is 185, Rue de Bercy, Paris 75561 France. CPCU currently intends to tender the Shares held by it into the Offer. CAC currently intends to transfer the Shares held by it to Purchaser after the expiration of the Offer.

(3) On January 7, 2000, the following members of the Board of Directors received Shares from the Company as payment of their directors' fees, based on a price of $17.375 per Share: Michel Bleitrach (241 Shares), Philippe Brongniart (201 Shares), Olivier Degos (282 Shares), Dominique Mangin d'Ouince (241 Shares) and Patrick Buffet (241 Shares). These Shares are included in the above table.

    13. RELATED PARTY TRANSACTIONS

    LICENSE AGREEMENT. Parent and the Company have entered into an Intercompany Services and License Agreement (the "License Agreement"), dated August 10, 1994. Under the License Agreement, Parent has the right to use such technical knowledge to construct, operate and maintain community energy systems within North America as well as the right to use patents and licenses of Parent and its subsidiaries in connection with the generation and distribution of electricity, chilled water and waste incineration. Parent may also make available to the Company, upon request, new support letters or other similar credit support, at mutually agreed rates. Pursuant to the License Agreement, the Company has the first right to develop any corporate opportunities relating to the application of the licensed technologies in North America that are presented to Parent or its subsidiaries. Neither the Company nor its subsidiaries may engage in activities that may cause the Company to become or be regulated as a public utility holding company or a subsidiary of a public utility holding company under federal, state or local laws or regulations. The initial term of the License Agreement was for three years with automatic two year renewals, unless terminated sooner as a result of a default or bankruptcy or related event or a change of control with respect to the Company. The Company reimbursed Parent and its affiliates and/or paid third party providers on behalf of Parent $318,786 for salary, bonus, and expenses paid to Jean Malahieude, an executive officer of the Company, and an additional $178,448 for benefits of Mr. Malahieude and other professionals in 1998.

    CERTAIN INDEBTEDNESS. On December 30, 1998, CAC, a wholly owned subsidiary of Parent, loaned the Company $50 million at a 7.38% interest rate pursuant to an unsecured subordinated redeemable term note (the "Note"), which requires repayment on December 31, 2010. The Note calls for interest payments that are not made by the Company when due to be capitalized, up to an amount equivalent to eight interest payments. Further past due interest or any past due portion of the loan principal is to accrue interest at a rate of 9.38%. A change in control of the Company is not an event of default under the terms of the Note, as long as the change involves transfer of securities of the Company to a majority-owned affiliate of Suez. The indebtedness evidenced by the Note is expressly subordinate to all senior debt of the Company. The Note may be redeemed at the option of CAC from the proceeds of any public or private offering of equity by the Company.

    In addition, on January 19, 2000, Parent loaned the Company $16 million at an interest rate of LIBOR plus 2.25% pursuant to an unsecured senior promissory note. The note is due and payable on March 31, 2000. See "--Background of the Offer and Merger; Contacts with the Company."

    14. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    THE FOLLOWING IS A SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO HOLDERS WHOSE SHARES ARE PURCHASED PURSUANT TO THE OFFER OR WHOSE SHARES ARE CONVERTED INTO THE RIGHT TO RECEIVE CASH IN THE MERGER. THE SUMMARY IS BASED ON THE PROVISIONS OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), APPLICABLE CURRENT AND PROPOSED UNITED STATES TREASURY REGULATIONS ISSUED THEREUNDER, JUDICIAL AUTHORITY AND ADMINISTRATIVE RULINGS AND PRACTICE, ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECT, AT ANY TIME AND, THEREFORE, THE FOLLOWING STATEMENTS AND CONCLUSIONS COULD BE ALTERED OR MODIFIED. THE DISCUSSION DOES NOT ADDRESS HOLDERS OF SHARES IN WHOSE HANDS SHARES ARE NOT CAPITAL ASSETS, NOR DOES IT ADDRESS HOLDERS WHO HOLD SHARES AS PART OF A HEDGING, "STRADDLE," CONVERSION OR OTHER INTEGRATED TRANSACTION, OR WHO RECEIVED SHARES UPON CONVERSION OF SECURITIES OR EXERCISE OF WARRANTS OR OTHER RIGHTS TO ACQUIRE SHARES OR PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, OR TO HOLDERS OF SHARES WHO ARE IN SPECIAL TAX SITUATIONS (SUCH AS INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, FINANCIAL INSTITUTIONS, UNITED STATES EXPATRIATES OR NON-U.S. PERSONS). FURTHERMORE, THE DISCUSSION DOES NOT ADDRESS THE TAX TREATMENT OF HOLDERS WHO EXERCISE DISSENTERS' RIGHTS IN THE MERGER, NOR DOES IT ADDRESS ANY ASPECT OF FOREIGN, STATE OR LOCAL TAXATION OR ESTATE AND GIFT TAXATION.

    THE FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE INCLUDED FOR GENERAL INFORMATIONAL PURPOSES ONLY. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF SHARES SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH STOCKHOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND OTHER INCOME TAX LAWS.

    The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for federal income tax purposes under the Code (and also may be a taxable transaction under applicable state, local, foreign and other income tax laws). In general, for federal income tax purposes, a holder of Shares will recognize gain or loss in an amount equal to the difference between its adjusted tax basis in the Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss will be capital gain or loss and will be long-term gain or loss if, on the date of sale (or, if applicable, the Effective Time), the Shares were held for more than one year.

    Under the United States federal income tax backup withholding rules, payments in connection with the Offer or the Merger may be subject to "backup withholding" at a rate of 31%. In order to avoid backup withholding, each tendering stockholder, unless an exemption applies, must provide the Depositary with such stockholder's correct taxpayer identification number and certify that such stockholder is not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from backup withholding, including corporations, financial institutions and certain foreign individuals. Each stockholder should consult with such holder's own tax advisor as to such holder's qualification for exemption from backup withholding and the procedure for obtaining such exemption.

    All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Purchaser and the Depositary). Noncorporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

    15. FEES AND EXPENSES

    The following is an estimate of expenses to be incurred in connection with the Offer and the Merger. The fees and expenses of CSFB are also discussed in "--Opinion of the Special Committee's Financial Advisor," and the fees and expenses of Lazard Freres are also discussed in "--Analysis of Financial Advisor to Parent." The Merger Agreement provides that all costs and expenses incurred in connection with the Offer and the Merger will be paid by the party incurring such costs and expenses, except in certain circumstances where Parent or the Company is required to reimburse the other party for its out-of-pocket expenses. See "--The Transaction Documents; The Merger Agreement--Fees and Expenses."

    The following table presents the estimated fees and expenses to be incurred in connection with the Offer and the Merger:

Financial Advisors Fees.....................................  $2,850,000
Legal Fees and Expenses.....................................   1,000,000
Printing and Mailing........................................     125,000
Filing Fees.................................................      34,000
Depositary Fees.............................................      20,000
Information Agent Fees......................................      16,000
Special Committee Fees and Expenses.........................     125,000
Miscellaneous...............................................     200,000
                                                              ----------
      Total.................................................  $4,370,000
                                                              ==========

                                THE TENDER OFFER

    1. TERMS OF THE OFFER

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for any and all Shares validly tendered prior to the Expiration Date and not withdrawn in accordance with the procedures set forth below in "--Withdrawal Rights" as soon as practicable after the Expiration Date. The term "Expiration Date" means 12:00 Midnight, New York City time, on March 24, 2000 unless and until Purchaser, in its sole discretion (but subject to the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

    The Offer is subject to certain conditions set forth in "--Conditions of the Offer." If the Offer Conditions are not satisfied or any of the events specified in "--Conditions of the Offer" have occurred or are determined by Purchaser to have occurred prior to the Expiration Date, Purchaser, subject to the terms of the Merger Agreement, expressly reserves the right (but is not obligated) to
(i) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders, (ii) waive all the unsatisfied conditions and, subject to complying with the terms of the Merger Agreement and the applicable rules and regulations of the Commission, accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (iv) amend the Offer.

    Subject to the terms of the Merger Agreement, the applicable rules and regulations of the Commission and applicable law, Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to waive any Offer Condition or otherwise amend the Offer in any respect by giving oral or written notice of such waiver or amendment to the Depositary.

    In the Merger Agreement, Purchaser has agreed that it will not, without the prior consent of the Company, extend the Offer if all of the Offer Conditions are satisfied or waived, except that Purchaser may, without the consent of the Company, extend the Offer: (i) if at the then scheduled Expiration Date of the Offer any of the Offer Conditions shall not have been satisfied or waived, until such time as all such conditions shall have been satisfied or waived; (ii) for any period required by any statute or rule, regulation, interpretation or position of the Commission applicable to the Offer; (iii) for any period required by applicable law in connection with an increase in the consideration to be paid pursuant to the Offer; and (iv) from time to time, for an aggregate period of not more than ten business days (for all such extensions under this clause (iv)) beyond the latest expiration date that would be permitted under clause (i), (ii) or (iii) of this sentence. However, Parent will not extend the Offer if at the then scheduled Expiration Date all of the Offer Conditions have been satisfied, regardless of the number of Shares tendered (and notwithstanding the provision in the Merger Agreement permitting Purchaser to extend the Offer for up to 10 business days). In addition, Purchaser and Parent have agreed that, without the prior written consent of the Company, no changes may be made that
(i) reduce the maximum number of Shares subject to the Offer, (ii) decrease the Offer Price, (iii) change the form of consideration payable in the Offer, or
(iv) amend or modify the Offer Conditions in any manner adverse to the holders of Shares. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. Tendering stockholders will continue to have the right to withdraw any tendered Shares during such extension. See "--Withdrawal Rights." Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Offer is extended.

    Any such extension, delay, termination, waiver or amendment will be followed, as promptly as practicable, by public announcement thereof, with such announcement in the case of an extension to be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14e-1 of the Exchange

Act. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service or as otherwise may be required by applicable law.

    If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material Offer Condition, Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to stockholders and investor response.

    Pursuant to Rule 14d-11 under the Exchange Act, Purchaser may, subject to certain conditions, provide a subsequent offering period of from three business days to twenty business days in length following the purchase of Shares on the Expiration Date (the "Subsequent Offering Period"). Purchaser currently intends to provide a Subsequent Offering Period of at least three days and, if Parent and Purchaser own less than 90% of the outstanding Shares following expiration of the initial offering period and the purchase of all Shares tendered pursuant to the Offer during that period and the first three days of the subsequent Offering Period, Purchaser will extend the Subsequent Offering Period until the earlier of (i) twenty business days from the Expiration Date and (ii) the time at which Parent and Purchaser become the owner of at least 90% of the outstanding Shares so that a Short-Form Merger can be effected. A Subsequent Offering Period is an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares that had not been purchased in the Offer. A Subsequent Offering Period is not an extension of the Offer which already will have been completed.

    During a Subsequent Offering Period, tendering stockholders will not have withdrawal rights and Purchaser will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. Rule 14d-11 provides that Purchaser may provide a Subsequent Offering Period so long as, among other things, (i) the initial twenty business days period of the Offer has expired;
(ii) the Purchaser offers the same form and amount of consideration for Shares in the Subsequent Offering Period as in the Offer; (iii) Purchaser accepts and promptly pays for all Shares tendered during the Offer prior to the Expiration Date; (iv) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m. Eastern time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period; and (v) Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. In the event Purchaser elects to extend the Subsequent Offering Period, it will notify stockholders of the Company consistent with the requirements of the Commission.

    IF SHARES ARE PURCHASED ON THE EXPIRATION DATE, PURCHASER WILL INCLUDE A SUBSEQUENT OFFERING PERIOD FOR A PERIOD OF THREE DAYS. PURCHASER WILL EXTEND THE SUBSEQUENT OFFERING PERIOD UNTIL THE EARLIER OF (i) THAT TIME AT WHICH PARENT AND PURCHASER OWN AT LEAST 90% OF THE OUTSTANDING SHARES AND (ii) TWENTY BUSINESS DAYS FROM THE EXPIRATION DATE. PURSUANT TO RULE 14D-7 UNDER THE EXCHANGE ACT, NO WITHDRAWAL RIGHTS APPLY TO SHARES TENDERED DURING THE SUBSEQUENT OFFERING PERIOD. THE OFFER PRICE WILL BE PAID TO SHAREHOLDERS TENDERING SHARES IN THE SUBSEQUENT OFFERING PERIOD.

    The Company has provided Purchaser with the Company's stockholder lists and security position listings in respect of the Shares for the purpose of disseminating this Offer to Purchase, the Letter of Transmittal and other relevant materials to stockholders. This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company's list of stockholders and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's list of stockholders or, where applicable, who are listed as participants in the security position listing of The Depository Trust Company.

    2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with "--Withdrawal Rights") as promptly as practicable after the Expiration Date. Subject to applicable rules of the Commission and the terms of the Merger Agreement, Purchaser expressly reserves the right, in its discretion, to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any applicable law. See "--Terms of the Offer," and "--Certain Legal Matters--Regulatory Approvals."

    The reservation by Purchaser of the right to delay the acceptance or purchase of, or payment for, the Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires the Purchaser to pay the consideration offered or to return the Shares deposited by, or on behalf of, stockholders, promptly after the termination or withdrawal of the Offer.

    In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Certificates") or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Shares into the Depositary's account at The Depositary Trust Company (the "Book-Entry Transfer Facility"), pursuant to the procedures set forth in "--Procedures for Tendering Shares", (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer and (iii) any other documents required to be included with the Letter of Transmittal under the terms and subject to the conditions thereof and of this Offer to Purchase.

    The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

    For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments to such tendering stockholders whose Shares have been accepted for payment.

    UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID BY PARENT OR PURCHASER, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT OR EXTENSION OF THE EXPIRATION DATE.

    If any validly tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, certificates evidencing Shares not purchased will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in "--Procedures for Tendering Shares", such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

    IF, PRIOR TO THE EXPIRATION DATE, PURCHASER INCREASES THE CONSIDERATION TO BE PAID PER SHARE PURSUANT TO THE OFFER, PURCHASER WILL PAY SUCH INCREASED CONSIDERATION FOR ALL SUCH SHARES PURCHASED PURSUANT TO THE OFFER, WHETHER OR NOT SUCH SHARES WERE TENDERED PRIOR TO SUCH INCREASE IN CONSIDERATION.

    Purchaser reserves the right to assign to Parent, or to any other direct or indirect wholly owned subsidiary of Suez, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

    3. PROCEDURES FOR TENDERING SHARES

    VALID TENDER OF SHARES. In order for Shares to be validly tendered pursuant to the Offer, a stockholder must, prior to the Expiration Date, either
(i) deliver to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees, (b) the Certificates representing Shares to be tendered and (c) any other documents required to be included with the Letter of Transmittal under the terms and subject to the conditions thereof and of this Offer to Purchase, (ii) cause such stockholder's broker, dealer, commercial bank or trust company to tender applicable Shares pursuant to the procedures for book-entry transfer described below or (iii) comply with the guaranteed delivery procedures described below.

    THE METHOD OF DELIVERY OF CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    BOOK-ENTRY TRANSFER. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by (i) causing such securities to be transferred in accordance with the Book-Entry Transfer Facility's procedures into the Depositary's account and (ii) causing the Letter of Transmittal to be delivered to the Depositary by means of an Agent's Message. Although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase, or the tendering stockholder must comply with the guaranteed delivery procedures described below. Delivery of documents or instructions to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

    SIGNATURE GUARANTEE. All signatures on a Letter of Transmittal must be guaranteed by a member in good standing of the Securities Transfer Agents Medallion Program, or by any other firm which is a bank, broker, dealer, credit union or savings association (each of the foregoing being referred to as an "Eligible Institution" and collectively as "Eligible Institutions"), unless the Shares tendered thereby are tendered

(i) by the registered holder of Shares who has not completed the box labeled "Special Delivery Instructions" or the box labeled "Special Payment Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 to the Letter of Transmittal.

    If a Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Certificate not accepted for payment or not tendered is to be returned to, a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Certificate, with the signature(s) on such certificate or stock powers guaranteed as described above. See Instructions 1, 5 and 7 to the Letter of Transmittal.

    GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date or the procedures for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all the following guaranteed delivery procedures are duly complied with:

        (i) such tender is made by or through an Eligible Institution;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary as provided below prior to the Expiration Date; and

        (iii) the certificates for all tendered Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantee (or, in the case of a book-entry transfer, a Book-Entry Confirmation along with an Agent's Message) and any other documents required by such Letter of Transmittal, are received by the Depositary within three Trading Days after the date of execution of the Notice of Guaranteed Delivery. A "Trading Day" is any day on which the New York Stock Exchange is open for business.

    Any Notice of Guaranteed Delivery may be delivered by hand, transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

    OTHER REQUIREMENTS. Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will, in all cases, be made only after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of the delivery of such Shares (unless Purchaser elects, in its sole discretion, to make payment for such Shares pending receipt of the Certificates or a Book-Entry Confirmation, if available, with respect to such Certificates), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and (iii) any other documents required by the Letter of Transmittal. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

    TENDER CONSTITUTES AN AGREEMENT. The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser on the terms and subject to the conditions of the Offer.

    DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including, but not limited to, time of receipt) and acceptance for payment of any tendered Shares pursuant to any of the procedures described above will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of any Shares determined by it not to be in proper form or if the acceptance for payment of, or payment for, such Shares may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right, in its sole discretion, to waive any of the Offer Conditions (subject to the terms of the Merger Agreement) or any defect or irregularity in any tender with respect to Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Suez, Parent, Purchaser or any of their respective affiliates, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

    Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

    APPOINTMENT AS PROXY. By executing a Letter of Transmittal (or delivering an Agent's Message) as set forth above, a tendering stockholder irrevocably appoints each designee of Purchaser as such stockholder's attorney-in-fact and proxy, with full power of substitution, to vote in such manner as such attorney-in-fact and proxy (or any substitute thereof) shall deem proper in its sole discretion, and to otherwise act (including pursuant to written consent) to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and any and all dividends, distributions, rights or other securities issued or issuable in respect of such Shares on or after January 1, 2000). All such proxies shall be considered coupled with an interest in the tendered Shares and shall be irrevocable. This appointment will be effective if, when, and only to the extent that, Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given (and, if given, will not be deemed effective). The designees of Purchaser will, with respect to the Shares and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual, special, adjourned or postponed meeting of the Company's stockholders, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser must be able to exercise all rights (including, without limitation, all voting rights) with respect to such Shares and receive all dividends and distributions.

    BACKUP WITHHOLDING. Under United States federal income tax law, the amount of any payments made by the Depositary to stockholders (other than corporate and certain other exempt stockholders) pursuant to the Offer may be subject to backup withholding tax at a rate of 31%. To avoid such backup withholding tax with respect to payments made pursuant to the Offer, a non-exempt, tendering stockholder must provide the Depositary with such stockholder's correct taxpayer identification number and certify under penalties of perjury that such stockholder is not subject to backup withholding tax by completing the Substitute Form W-9 included as part of the Letter of Transmittal. If backup withholding applies with respect to a stockholder or if a stockholder fails to deliver a completed Substitute Form W-9 to the Depositary or otherwise establish an exemption, the Depositary is required to withhold 31% of any payments made to such stockholder. See "SPECIAL FACTORS--Certain United States Federal Income Tax Consequences" of this Offer to Purchase and the information set forth under the heading "Important Tax Information" contained in the Letter of Transmittal.

    4. WITHDRAWAL RIGHTS

    Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after April 27, 2000, or at such later time as may apply if the Offer is extended.

    If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described below. Any such delay will be an extension of the Offer to the extent required by law.

    For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. Shares tendered pursuant to the procedure for book-entry transfer as set forth in "--Procedures for Tendering Shares" may be withdrawn only by means of the withdrawal procedures made available by the Book-Entry Transfer Facility, must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility's procedures.

    Withdrawals of tendered Shares may not be rescinded without Purchaser's consent and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser in its sole discretion, which determination will be final and binding. None of Suez, Parent, Purchaser or any of their affiliates, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

    Any Shares properly withdrawn may be re-tendered at any time prior to the Expiration Date by following any of the procedures described in "--Procedures for Tendering Shares."

    5. PRICE RANGE OF SHARES

    The primary market for the Shares is the New York Stock Exchange. The ticker symbol for the Shares is "TGN." The following table sets forth, for the periods indicated, the high and low sales prices per share of Common Stock on the New York Stock Exchange as reported by the Bloomberg Professional Service and the amount of dividends paid on the Common Stock:

                                                                HIGH          LOW         DIVIDEND AMOUNT
                                                              --------      --------      ---------------
1998:
  First Quarter.............................................    $19 15/16     $14 13/16        $0.035
  Second Quarter............................................     15 1/8        12 1/8          $0.035
  Third Quarter.............................................     13 15/16       9 3/4          $0.035
  Fourth Quarter............................................     15 5/16       11 5/16         $0.035
1999:
  First Quarter.............................................    $16 13/16     $11 3/8          $0.035
  Second Quarter............................................     19 7/16       13 5/8          $0.035
  Third Quarter.............................................     24 3/16       17 1/8          $0.035
  Fourth Quarter............................................     24            16              $0.035
2000:
  First Quarter (through February 24, 2000).................    $23 7/16      $16 1/4         --

    On September 17, 1999, the last full trading day prior to the public announcement of the $22 Offer, the reported closing sales prices of the Common Stock on the New York Stock Exchange was $19.25 per Share. On January 18, 2000, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sales price of the Common Stock reported on the New York Stock

Exchange was $17.00 per Share. On February 24, 2000, the last practicable trading day prior to the date of this Offer to Purchase, the last reported sales price of the Common Stock on the New York Stock Exchange was $23.00 per share. Stockholders are urged to obtain current market quotations for the Common Stock.

    6. DIVIDENDS AND DISTRIBUTIONS

    Pursuant to the Merger Agreement, without Parent's written consent, the Company will not, and will cause each of its subsidiaries not to, (i) with certain exceptions, issue, sell or pledge any shares of its capital stock or other ownership interest in the Company or any subsidiary, or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest, or convertible or exchangeable securities (or derivative instruments in respect of the foregoing); (ii) effect any stock split or otherwise change its capitalization as it exists on the date hereof, or directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any subsidiary of the Company; or
(iii) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests (other than any such payments to the Company by any of its subsidiaries).

    7. CERTAIN INFORMATION CONCERNING THE COMPANY

    THE COMPANY. The information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or is based upon publicly available documents and records on file with the Commission and other public sources. None of Suez, Parent, Purchaser or any of their affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to them.

    The Company develops, owns and operates community energy systems and cogeneration facilities. The Company currently operates fourteen district energy systems serving urban customers and sixteen single customer industrial/commercial sites. The Company's major customers include industrial plants, electric utilities, commercial and office buildings, government buildings, colleges and universities, hospitals, residential complexes, hotels, sports arenas and convention centers. The Company is a Delaware corporation. The address of the Company's principal executive offices is One Water Street, White Plains, New York 10601. The telephone number of the Company at such offices is
(914) 286-6600.

    FINANCIAL INFORMATION. Certain financial information relating to the Company is hereby incorporated by reference to the audited financial statements for the Company's 1998 and 1997 fiscal years set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "1998 10-K"), beginning on page F-1 of such reports; and (ii) the sections of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (the "September 1999 10-Q") set forth under the following captions: (a) "The Consolidated Statements of Operations for the Three Months and Nine Months Ended September 30, 1999 and 1998 (Unaudited)", (b) "Consolidated Balance Sheets as of September 30, 1999 (Unaudited) and December 31, 1998", (c) "Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 1999 and 1998 (Unaudited)" and (d) "Notes to Consolidated Financial Statements (Unaudited)." These reports may be inspected at, and copies may be obtained from, the same places and in the manner set forth below under "--Available Information," below.

    Set forth below is certain selected consolidated financial information relating to the Company and its subsidiaries which has been derived from the financial statements contained in the 1998 10-K and the September 1999 10-Q. More comprehensive financial information is included in these reports and other documents filed by the Company with the Commission. The financial information that follows is qualified in its entirety by reference to these reports and other documents, including the financial statements and related notes contained therein.

                           TRIGEN ENERGY CORPORATION
               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                     ($ IN THOUSANDS EXCEPT PER SHARE DATA)

                                                          YEAR ENDED         NINE MONTHS ENDED
                                                         DECEMBER 31,          SEPTEMBER 30,
                                                      -------------------   -------------------
                                                        1998       1997       1999       1998
                                                      --------   --------   --------   --------
                                                                                (UNAUDITED)
STATEMENT OF OPERATIONS:
  Revenues..........................................  $242,394   $240,651   $204,052   $176,545
  Operating expenses
    Fuel and consumables............................    95,957    114,168     84,860     74,012
    Production and operating costs..................    53,840     47,086     39,783     36,068
    Depreciation....................................    19,780     16,021     18,312     17,401
    General and administrative......................    40,994     34,633     30,588     27,785
                                                      --------   --------   --------   --------
  Total operating expenses..........................   210,571    211,908    173,543    155,266
                                                      --------   --------   --------   --------
  Operating income..................................    31,823     28,743     30,509     21,279
  Other income (expense)
    Interest expense................................   (23,742)   (18,976)   (18,829)   (17,613)
    Other income, net...............................     5,570      2,448     15,397      4,931
  Earnings before minority interests, income taxes
    and extraordinary item and cumulative effect of
    a change in an accounting principle.............    13,651     12,215     27,077      8,597
  Minority interests in earnings of subsidiaries....    (2,519)    (3,699)     2,390      2,374
  Earnings before income taxes and extraordinary
    item and cumulative effect of a change in an
    accounting principle............................    11,132      8,516     24,687      6,223
  Income taxes......................................     4,575      3,491     10,220      2,676
                                                      --------   --------   --------   --------
  Earnings before extraordinary item and cumulative
    effect of a change in an accounting principle...     6,557      5,025     14,467      3,547
  Extraordinary loss from extinguishment of debt,
    net of income tax benefit.......................      (299)        --         --       (299)
                                                      --------   --------   --------   --------
  Cumulative Effect of a Change in an Accounting
    Principle.......................................        --         --     (4,903)        --
  Net Earnings......................................  $  6,258   $  5,025   $  9,564   $  3,248
                                                      ========   ========   ========   ========
PER SHARE:
  BASIC EARNINGS PER COMMON SHARE
  Before extraordinary item and cumulative effect of
    a change in an accounting principle.............  $    .55   $    .42   $   1.20   $    .30
  Extraordinary loss................................      (.03)        --         --       (.03)
  Cumulative effect of a change in an accounting
    principle.......................................        --         --       (.41)        --
                                                      --------   --------   --------   --------
  Net Earnings......................................  $    .52   $    .42   $    .79   $    .27
                                                      ========   ========   ========   ========
  DILUTED EARNINGS PER COMMON SHARE
  Before extraordinary item and cumulative effect of
    a change in an accounting principle.............  $    .55   $    .41   $   1.20   $    .30
  Extraordinary loss................................      (.03)        --         --       (.03)
  Cumulative effect of a change in an accounting
    principle.......................................        --         --       (.41)        --
                                                      --------   --------   --------   --------
  Net earnings......................................  $    .52   $    .41   $    .79   $    .27
                                                      ========   ========   ========   ========
  Dividends paid....................................       .14        .14       .105       .105

                                                          YEAR ENDED         NINE MONTHS ENDED
                                                         DECEMBER 31,          SEPTEMBER 30,
                                                      -------------------   -------------------
                                                        1998       1997       1999       1998
                                                      --------   --------   --------   --------
                                                                                (UNAUDITED)
BALANCE SHEET DATA:
  Working capital (deficit).........................  $ (9,543)  $ (2,095)  $  4,236   $ (3,915)
  Property, plant and equipment, net................   442,755    388,448    484,768    433,389
  Current assets....................................    66,086     69,687     81,891     60,969
  Noncurrent assets.................................   109,315     67,834    128,698    103,167
  Total assets......................................   618,156    525,969    695,357    597,525
  Current liabilities...............................    75,629     71,782     77,655     64,884
  Noncurrent liabilities............................   394,599    308,705    459,132    385,192
  Stockholders' equity..............................   147,928    145,482    158,570    147,449
OTHER DATA
  Ratio of earnings to fixed charges................       1.2x       1.4x       1.7x       1.1x
  Book value per share..............................  $  12.32   $  11.99   $  13.12   $  12.28

    AVAILABLE INFORMATION. The Company is subject to the information and reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in reports filed with the Commission. These reports and other information should be available for inspection at the public reference facilities of the Commission located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at prescribed rates at regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Electronic filings filed through the Commission's Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system, including those made by or in respect of the Company, are publicly available through the Commission's home page on the Internet at http://www.sec.gov.

    On February 10, 2000, the Company announced its results for the fourth quarter of 1999 and for the year ended December 31, 1999. According to the announcement, the Company had the following results:

                                                        THREE MONTHS ENDED    TWELVE MONTHS ENDED
                                                            DECEMBER 31           DECEMBER 31
                                                        -------------------   -------------------
                                                          1999      1998*       1999       1998
                                                        --------   --------   --------   --------
                                                         ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..............................................  $76,368    $65,849    $280,420   $242,394
Operating Income......................................    9,042     10,544      39,551     31,823
Net Earnings..........................................    1,641      3,010      11,205      6,258
Net Earnings per Share (basic)........................     0.14       0.25        0.93       0.52
Net Earnings per Share (diluted)......................     0.13       0.25        0.92       0.52

------------------------

* Restated to reflect a change in accounting policy for interim reporting for certain operating costs from an average costing method to an actual costing method as of January 1, 1998.

    8. CERTAIN INFORMATION CONCERNING PURCHASER, PARENT, SUEZ, CAC AND SOCIETE GENERALE

    PURCHASER. Purchaser, a newly incorporated Delaware corporation, has not conducted any business other than in connection with the Offer and the Merger Agreement. All of the issued and outstanding shares of capital stock of Purchaser are held by CAC. The principal address of Purchaser is c/o Elyo, 235

Avenue Georges Clemenceau BP 4601 92746 Nanterre Cedex, France. The telephone number is 011-331-41-20-10-10.

    PARENT. Parent, a SOCIETE ANONYME organized and existing under the laws of the Republic of France, is a direct, wholly owned subsidiary of Societe Generale. The principal business of Parent is producing power and services, including cogeneration, district heating and cooling systems, waste-to-energy, electricity distribution and associated production, and operation and maintenance. The principal executive offices of Parent are located at 235 Avenue Georges Clemenceau BP 4601 92746 Nanterre Cedex, France. The telephone number is 011-331-41-20-10-10.

    SUEZ. Suez Lyonnaise des Eaux is a publicly-held SOCIETE ANONYME organized and existing under the laws of the Republic of France. The principal business of Suez is operating private infrastructure services in more than 120 countries, providing electricity and natural gas, waste treatment, communications services, and water services and maintains interests in construction, and capital investments. Suez was formed as a result of the 1997 merger of Compagnie de Suez (builder of the Suez Canal) and Lyonnaise des Eaux. The principal executive offices of Suez are located at 1, rue d'Astorg, 75008 Paris, France. The telephone number is 011-33-1-40-06-64-00.

    CAC. Cofreth American Corporation, a Delaware corporation, is a direct, wholly owned subsidiary of Parent which, as of the date of this Offer to Purchase, holds 4,870,670 Shares. The principal business of CAC is holding the Shares on behalf of Parent. The principal address of CAC is c/o Trigen Energy Corporation, One Water Street, White Plains, New York 10601.

    SOCIETE GENERALE. Societe Generale de Belgique, a SOCIETE ANONYME A DIRECTOIRE ET CONSEIL DE SURVEILLANCE organized and existing under the laws of the Republic of Belgium, is a direct subsidiary of Suez. The principal business of Societe Generale is to hold Suez's equity participation in financial and energy-related businesses. The principal executive offices of Societe Generale are located at Rue Royale 30, B-100 Brussels, Belgium.

    The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Purchaser, Parent and Suez are set forth in Schedule I to this Offer to Purchase.

    During the last five years, none of Purchaser, Parent, Suez, CAC, Societe Generale or, to the best of their knowledge, any of the persons listed in
Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

    Except as described in this Offer to Purchase (i) none of Purchaser, Parent, Suez, CAC, Societe Generale or, to the best of their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, or any associate or majority-owned subsidiary of Suez, Parent, Purchaser or the Company, beneficially owns or has any right to acquire, directly or indirectly, any equity securities of the Company and (ii) none of Purchaser, Parent, Suez, CAC, Societe Generale or to the best of their knowledge, any of the persons or entities referred to above has effected any transaction in such equity securities during the past 60 days. Suez, Parent and Purchaser disclaim beneficial ownership of any Common Stock owned by any pension plans of Suez, Parent, Purchaser or any affiliate of Suez, Parent or Purchaser.

    Except as described in this Offer to Purchase, none of Purchaser, Parent, Suez, CAC, Societe Generale or, to the best of their knowledge, any of the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, since January 1, 1998, none of Purchaser, Parent, Suez, CAC, Societe Generale or to the best of their knowledge, any of the persons listed on Schedule I to this Offer to Purchase has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since January 1, 1998, there have been no contacts, negotiations or transactions between any of Purchaser, Parent, Suez, CAC, Societe Generale or their affiliates or, to the best of their knowledge, any of the persons listed in
Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

    AVAILABLE INFORMATION. None of Purchaser, Parent, Suez, CAC or Societe Generale is subject to the informational reporting requirements of the Exchange Act, nor are any of them required to file reports and other information with the Commission relating to its businesses, financial condition or other matters. Except as otherwise disclosed in this Offer to Purchase, none of Purchaser, Parent or Suez have made, or are making, any provision in connection with the Offer or the Merger to grant unaffiliated security holders access to the files of any of Purchaser, Parent or Suez.

    9. SOURCE AND AMOUNT OF FUNDS

    The Offer is not conditioned upon any financing arrangements. The amount of funds required by Purchaser to purchase all of the outstanding Common Stock pursuant to the Offer and to pay related fees and expenses is expected to be approximately $178 million. Purchaser will obtain such funds from Parent. Parent anticipates that it will obtain such funds from available credit lines and financial support of the Parent Group.

    The margin regulations promulgated by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") place restrictions on the amount of credit that may be extended for the purposes of purchasing margin stock, including if such credit is secured directly or indirectly by margin stock. Purchaser believes that the financing of the acquisition of the Shares will be in full compliance with the margin regulations.

    10. EFFECT OF THE OFFER ON THE MARKET FOR THE COMMON STOCK; EXCHANGE ACT REGISTRATION

    MARKET FOR SHARES. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

    STOCK QUOTATION. Shares are traded primarily on the New York Stock Exchange. According to published guidelines of the New York Stock Exchange, the Shares might no longer be eligible for quotation on the New York Stock Exchange if, among other things, the number of Shares publicly held was less than 1,100,000, there were fewer than 2,000 holders of round lots, the aggregate market value of the publicly held Shares was less than $40,000,000, net tangible assets were less than $40,000,000 and there were fewer than two registered and active market makers for the Shares. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10 percent of the Shares are not considered as being publicly held for this purpose. According to the Company, as of January 27, 2000, there were 458 holders of record of Shares (not including beneficial holders of Shares in street name), and as of January 27, 2000, there were 12,401,808 Shares outstanding.

    If the Shares were to cease to be quoted on the New York Stock Exchange, the market for the Shares could be adversely affected. It is possible that the Shares would be traded or quoted on other securities exchanges or in the over-the-counter market, and that price quotations would be reported by such exchanges, or through Nasdaq or other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

    EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act. Such registration under the Exchange Act may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders' meetings, the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. Parent intends to seek to cause the Company to apply for termination of registration of the Common Stock under the Exchange Act as soon after the consummation of the Offer as the requirements for such termination are met.

    If registration of the Shares is not terminated prior to the Merger, then the Shares will be delisted from all stock exchanges and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

    MARGIN REGULATIONS. The Shares are currently "margin securities," as such term is defined under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In any event, the Shares will cease to be "margin securities" if registration of the Shares under the Exchange Act is terminated.

    11. CONDITIONS OF THE OFFER

    Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser is not required to accept for payment or to pay for any shares of Common Stock not theretofore accepted for payment or paid for, and may terminate or amend the Offer if at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exist or shall occur and remain in effect:

        (a) there shall have been instituted, pending or threatened any litigation by the Government of the United States or the Republic of France or by any agency or instrumentality thereof or by any other third person (including any individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, entity or group (as defined in the Exchange Act)) or nongovernmental entity that would be reasonably likely to (i) restrict the acquisition by Parent or Purchaser (or any of its affiliates) of Shares pursuant to the Offer or restrain, prohibit or delay the making or consummation of the Offer or the Merger, (ii) make the purchase of or payment for some or all of the Shares pursuant to the Offer or the Merger illegal, (iii) impose limitations on the ability of Parent or Purchaser (or any of their affiliates) effectively to acquire or hold, or to require Parent, Purchaser or the Company or any of their respective affiliates or subsidiaries to dispose of or hold separate, any portion of their assets or the business of any one of them, (iv) impose material limitations on the ability of Parent, Purchaser or their affiliates to exercise full rights of ownership of the shares of Common Stock purchased by it, including, without limitation, the right to vote the shares purchased by it on all matters properly presented to the stockholders of the Company, (v) limit or prohibit any material business activity by Parent, Purchaser or any of their affiliates, including, without limitation, requiring the prior consent of any person or entity (including the Government of the United States of America and the Republic of France, and any instrumentality thereof) to future transactions by Parent, Purchaser or any of their affiliates (Parent and Purchaser acknowledge that the regulatory nature of some of the Company's assets and businesses may result in the limitation of Parent's and its affiliates in certain utility-related areas) or (vi) make materially more costly (A) the making of the Offer, (B) the acceptance for payment of, or payment for, some or all of the Shares pursuant to the Offer, (C) the purchase of Shares pursuant to the Offer or (D) the consummation of the Merger; or

        (b) there shall have been a subsequent development in any action or proceeding relating to the Company or any of its subsidiaries that would
    (i) be reasonably likely to be materially adverse either to Parent and Purchaser or to Company and its subsidiaries taken as a whole or (ii) make materially more costly (A) the making of the Offer, (B) the acceptance for payment of, or payment for, some or all of the Shares pursuant to the Offer,
    (C) the purchase of Shares pursuant to the Offer or (D) the consummation of the Merger; or

        (c) there shall have been any action taken, or any law promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Merger by any governmental entity that could directly or indirectly result in any of the consequences referred to in subsection (a) above; or

        (d) the Merger Agreement shall have been terminated in accordance with its terms; or

        (e) the Tender and Voting Agreement or the Casten Stock Purchase Agreement shall not be in effect; or

        (f) (i) any of the representations and warranties made by the Company in the Merger Agreement that are qualified by materiality or Material Adverse Effect shall not have been true and correct in all respects when made, or shall thereafter have ceased to be true and correct in all respects as if made at the scheduled or extended expiration of the Offer (except to the extent that any such representation or warranty refers specifically to another date, in which case such representation or warranty shall be true and correct in all respects as of such other date), or the other representations and warranties made by the Company in the Merger Agreement shall not have been true and correct in all material respects when made, or shall thereafter have ceased to be true and correct in all material respects as if made at the scheduled or extended expiration of the Offer (except to the extent that any such representation or warranty refers specifically to another date, in which case such representation or warranty shall be true and correct in all material respects as of such other date), or (ii) the Company shall have breached or failed to comply in any material respect with any of its obligations under the Merger Agreement; or

        (g) Parent and the Special Committee shall have agreed that Parent will terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder; or

        (h) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of any banking moratorium by federal or state authorities or any suspension of payments in respect of banks or any limitation (whether or not mandatory) imposed by federal or state authorities on the extension of credit by lending institutions in the United States or the Republic of France, (iii) any mandatory limitation by the federal government that has a material adverse effect generally on the extension of credit by banks and other financial institutions generally, (iv) a commencement of a war, armed hostilities or any other international or national calamity directly or indirectly involving the United States or the Republic of France, or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the sole judgment of the Parent, a material acceleration or worsening thereof.

    The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition and may be waived by Purchaser or Parent, in whole or in part, at any time and from time to time in their discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

    12. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

    GENERAL. Except as otherwise disclosed herein, neither Parent nor Purchaser is aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or the Merger or otherwise or (ii) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that it would seek such approval or action. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See "--Conditions of the Offer." While, except as described in this Offer to Purchase, Purchaser does not currently intend to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions, that adverse consequences might not result to the business of the Company, Suez, Parent or Purchaser or that certain parts of the businesses of the Company, Suez, Parent or Purchaser might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken.

    STATE TAKEOVER LAWS. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (generally a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to the date the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. The Company has represented to Parent and Purchaser in the Merger Agreement that the Board of Directors has taken all necessary action so that the restrictions contained in Section 203 of the DGCL applicable to a "business combination" will not apply to the execution, delivery or performance of the Merger Agreement, the Offer, the Merger or the transactions contemplated by the Merger Agreement or the Casten Stock Purchase Agreement.

    A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In EDGAR V. MITE CORP., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS CORP. V. DYNAMICS CORP. OF AMERICA, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme

Court was by its terms applicable only to corporations that had a substantial number of holders in the state and were incorporated there.

    The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Purchaser does not believe that any state takeover statutes apply to the Offer. Neither Parent nor Purchaser has currently complied with any state takeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See "--Conditions of the Offer."

    ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. However, the acquisition of Shares by Purchaser pursuant to the Offer is not subject to these requirements because Parent and its affiliates currently owns in excess of 50% of the outstanding Shares.

    OTHER MATTERS. In September, 1999, three individual stockholders of the Company, namely Michael Fothergill, Rosa Cortez and Sarah Berkowitz, filed complaints (the "Complaints") in the Court of Chancery for the State of Delaware against the Company, Parent and certain officers and directors of the Company, Suez and Parent, with respect to the Company's September 21, 1999 announcement that it had received from Suez, through Parent, an offer to purchase all of the outstanding shares it did not already hold at a price of $22 per Share. The Complaints, which are substantively identical, purport to assert class action claims on behalf of all persons, other than the defendants and their affiliates, who own Shares. The essence of the Complaints is that the per share price of the $22 Offer contained in the September 21, 1999 announcement is inadequate, and that any agreement between Suez and the Company to consummate an offer at that price would constitute a breach of the fiduciary duties owed by the defendants to the minority stockholders of the Company. The Complaints seek injunctive relief, recission, damages, costs (including attorneys' and experts' fees) and other relief. The Complaints have been consolidated into a single class action litigation (the "Class Action Litigation").

    On January 20, 2000, one of the lead counsel for the purported class (the "Class") contacted counsel for Parent to discuss the status of the transaction in light of the announcement of the Merger Agreement, and to discuss the pending Class Action Litigation. As a result, counsel for Parent and counsel for the Class began to discuss means of settling the Class Action Litigation. Counsel for Parent advised counsel for the Class that one of the factors that Parent took into account in increasing its proposal from $22 per share to $23.50 was the Class Action Litigation. Over the next several weeks, Parent and counsel for the plaintiffs discussed the transaction.

    On February 15, 2000, a draft of the Offer to Purchase (the "Draft") was provided to counsel for the Class. On February 22, 2000, counsel for Parent and counsel for the Class reached an agreement in principle, subject to court approval, to settle the Class Action Litigation (the "Proposed Settlement") on behalf of a class consisting of all persons (other than the defendants and their affiliates) who own Shares or owned Shares after September 23, 1999, the date of the announcement of the $22 Offer (except as provided below). The Proposed Settlement is memorialized in a Memorandum of Understanding. The principal elements of the Proposed Settlement are (1) the undertaking by Purchaser, under certain circumstances, to include a Subsequent Offering Period pursuant to Rule 14d-11 (described in "--Terms of the Offer"), and (2) the agreement to include as a schedule to this Offer to Purchase more detailed financial projections, containing business segment information, than the projections that had been contained in the Draft (see "SPECIAL FACTORS--Company Financial Projections") and (3) the agreement to include in the Offer to Purchase enhanced disclosure regarding information concerning engagements between CSFB and Parent (see "SPECIAL FACTORS--Position of Suez, Parent and Purchaser Regarding Fairness of the Offer and the Merger"). The Proposed Settlement further contemplates that the Class Action Litigation will be dismissed with prejudice, and that releases will be given to the Company, Parent, their employees, officers and directors, affiliates and agents, for all matters arising out of this transaction. The Proposed Settlement is subject to the execution of definitive settlement documents by all defendants and to court approval.

    Parent believes that under existing Delaware precedents and law, an informed stockholder who accepts the benefits of this transaction by having such stockholder's Shares purchased pursuant to the Offer or by voting for the Merger and accepting the consideration paid in connection therewith has accepted the transaction and, accordingly, were the settlement not approved, should not be included as a member of the purported class which participates in any subsequent class action recovery. If the conditions to the Proposed Settlement are not satisfied, Parent may under certain circumstances be entitled to terminate the Offer and not purchase any tendered Shares. See "--Conditions of the Offer."

    13. FEES AND EXPENSES

    Except as set forth in this Offer to Purchase, neither Parent nor Purchaser will pay any fees or expenses to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

    Parent and Purchaser have engaged Lazard Freres as the Dealer Manager in connection with the Offer, and as financial advisor in connection with Parent's proposed acquisition of the Company. Parent has also agreed to indemnify Lazard Freres and certain other persons against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. See "--SPECIAL FACTORS--Analysis of Financial Advisor to Parent."

    Purchaser and Parent have also retained Harris Trust Company of New York as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the United States federal securities laws.

    In addition, Purchaser and Parent have retained Morrow & Co., Inc. to act as the Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the United States federal securities laws.

    Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering material to their customers.

    14. MISCELLANEOUS

    Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not be made to (and tenders will not be accepted from or on behalf of) the stockholders in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

    No person has been authorized to give any information or make any representation on behalf of Suez, Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

    Suez, Parent and Purchaser have filed with the Commission the Schedule TO, together with exhibits, pursuant to Sections 13(e) and 14(d)(1) of the Exchange Act and Rules 13e-3 and 14d-3 promulgated thereunder, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the manner set forth in "--Certain Information Concerning the Company--Additional Information" (except that they will not be available at the regional offices of the Commission).

February 28, 2000                       T Acquisition Corp.

                                   SCHEDULE I
         INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
             SUEZ LYONNAISE DES EAUX, ELYO AND T ACQUISITION CORP.

1. SUPERVISORY BOARD AND EXECUTIVE OFFICERS OF SUEZ LYONNAISE DES EAUX

    Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each member of the Supervisory Board and each executive officer of Suez. The principal address of Suez Lyonnaise des Eaux and, unless indicated below, the current business address for each individual listed below is c/o Suez Lyonnaise des Eaux, 1, rue d'Astorg, 75008 Paris, France. Telephone: 011-33-1-40-06-64-00. Each such person is, unless indicated below, a citizen of France.

NAME AND CURRENT                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
BUSINESS ADDRESS                AGE         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----------------              --------   --------------------------------------------------------
Jerome Monod................     68      Chairman of the Supervisory Board, Suez Lyonnaise des
                                         Eaux (1997-present); Chairman of the Board, Lyonnaise
                                         des Eaux (1980-1997).

Jean Guy Gandois............     69      Vice Chairman of the Supervisory Board, Suez Lyonnaise
                                         des Eaux (1997-present); Chairman and CEO, Cockerill
                                         Sambre (1987-1999); President, French National Council
                                         of Employers (1996-1997); Chairman and CEO, Pechiney
                                         (1986-1996).

Gerhard Cromme..............     56      Chairman of the Executive Board, Thyssen Krupp AG
                                         (1999-present); Member of the Supervisory Board, Suez
                                         Lyonnaise des Eaux (1997-present); Chairman of the
                                         Executive Board, Fried. Krupp AG Hoesch-Krupp
                                         (1989-1999). Mr. Cromme is a German citizen.

Etienne Davignon............     67      Chairman, Societe Generale de Belgique (1985-present);
                                         Member of the Supervisory Board, Suez Lyonnaise des Eaux
                                         (1997-present). Mr. Davignon is a Belgian citizen.

Paul Desmarais, Jr..........     44      Chairman of the Board and Co-Chief Executive, Power
                                         Corporation of Canada (1998-present); Chairman of the
                                         Board, Power Financial Corporation (1990-present);
                                         Member of the Supervisory Board, Suez Lyonnaise des Eaux
                                         (1998-present); Director, Tractebel S.A. (1990-present);
                                         Director, Electrafina S.A. (1999-present); Director,
                                         Investors Group Inc. (1983-present); Director, London
                                         Insurance Group Inc. (1997-present); Director, London
                                         Life Insurance Company (1997-present); Director, Pargesa
                                         Holdings S.A. (1992-present); Director, Groupe Brux-
                                         elles Lambert S.A. (1990-present); Director, Imerys
                                         (1991-present); Director, Rhodia (1999-present);
                                         Director, GWL&A Financial (1998-present); Director,
                                         Great-West Life & Annuity Insurance Company
                                         (1991-present); Director, The Great-West Life Assurance
                                         Company (1994-present); Director, Great-West Lifeco Inc.
                                         (1984-present); Director, Gesca Ltd. (1985-present);
                                         Director, La Presse Ltd. (1981-present); Director, Les
                                         Journaux Trans-Canada Inc. (1996-present); Director,
                                         PetroFina S.A. (1992-1999); Director, Gold Circle
                                         Insurance

NAME AND CURRENT                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
BUSINESS ADDRESS                AGE         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----------------              --------   --------------------------------------------------------
                                         Company (1990-1998); Director, ParFinance (1990-1998);
                                         Director, Royale-Vendome S.A. (1991-1998); Director,
                                         Fibelpar S.A. (1990-1998); Director, Les Publications
                                         J.T.C. Inc. (1985-1996); Director and Member of the
                                         International Council, INSEAD; Chairman, Canadian
                                         Foundation for International Management for INSEAD;
                                         Chairman, McGill University Faculty of Management
                                         International Advisory Board; Chairman, HEC Interna-
                                         tional Advisory Committee. Mr. Desmarais is a Canadian
                                         citizen.

Reto Domeniconi.............     62      Member of the Supervisory Board, Suez Lyonnaise des Eaux
                                         (1997-present); Directeur General, Nestle SA
                                         (1983-1996). Mr. Domeniconi is a Swiss citizen.

Lucien Douroux..............     65      Chairman of the Supervisory Board, Credit Agricole
                                         Indosuez (1999-present); Member of the Supervisory
                                         Board, Suez Lyonnaise des Eaux (1997-present); Chief
                                         Executive Officer, Caisse Nationale de Credit Agricole
                                         (1993-1999).

Pierre Faurre...............     57      Member of the Supervisory Board, Suez Lyonnaise des Eaux
                                         (1997-present); Chairman and Chief Executive Officer,
                                         SAGEM (1987-present).

Ricardo Fornesa Ribo........     68      Member of the Supervisory Board, Suez Lyonnaise des Eaux
                                         (1998-present); Chief Executive Officer, Sociedad
                                         General de Aguas de Barcelona, S.A. (1979-present);
                                         Board Secretary and Assistant to the President, Caixa
                                         d'Estalvis i Pensions de Barcelona (1979-present); Vice
                                         President, Inmobiliara Colonial (1992-present);
                                         Director, E. Nacional Hidroelectrica del Ribagorzana
                                         (ENHER) Electricity (1994-present); Director, Derivados
                                         Forestales (1997-present); (Director, Cia de
                                         Telecomunicaciones de Chile (1997-present). President,
                                         Cia. de Seguros Adeslas, S.A. (1994-1998). Mr. Fornesa
                                         Ribo is a Spanish citizen.

Albert Frere................     73      Member of the Supervisory Board, Suez Lyonnaise des Eaux
                                         (1997-present); Chairman of the Board, Groupe Bruxelles
                                         Lambert S.A. (1988-present); Chairman of the Board,
                                         Petrofina S.A. (1990-present); Chairman of the Board,
                                         Electrafina S.A. (1982-present); Chairman of the Board,
                                         Frere-Bourgeois S.A. (1970-present); Chairman of the
                                         Board, Erbe S.A. (1975-present); Deputy Chairman,
                                         Managing Director, and Member of the Executive
                                         Committee, Pargesa Holding S.A. (1981-present); Deputy
                                         Chairman, Compagnie Benelux Paribas S.A. (1973-pre-
                                         sent); Deputy Chairman, Total Fina S.A. (1999-present);
                                         Director, Coparex S.A. (1978-present); Director,
                                         Television Francaise 1, S.A. (1996-present); Director,
                                         L.V.M.H. S.A. (1997-present); Director, Audiofina S.A.
                                         (1992-present); Director, CLT/UFA (1987-present);
                                         Honorary Member of the Council of Regents, Banque
                                         Nationale de Belgique S.A. (1995-present). Mr. Frere is
                                         a Belgian citizen.

NAME AND CURRENT                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
BUSINESS ADDRESS                AGE         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----------------              --------   --------------------------------------------------------
Frederick Holliday..........     64      Member of the Supervisory Board, Suez Lyonnaise des Eaux
                                         (1997-present); Chairman, Northumbrian Water Group
                                         (1993-present); Chairman, The Go-Ahead Group Plc (as of
                                         1997); Board Member, Brewin Dolphin Plc (as of 1996);
                                         Chairman, Northern Venture Capital Fund (1985); Board
                                         Member, Shell UK Limited (1980-1998); Board Member,
                                         Union Railways (1993-1996); Board Member, British Rail
                                         (1990-1993); Vice Chancellor, Durham University
                                         (1980-1990); Chairman, Northern Regional Board, Lloyds
                                         Bank (1986-1989); President of the Freshwater Biological
                                         Association; President, British Trust for Ornithology;
                                         former Council Member for WaterAid; former Chairman of
                                         the Nature Conservancy Council; Past President of the
                                         Scottish Marine Biological Association. Mr. Holliday is
                                         a British citizen.

Philippe Jaffre.............     53      Member of the Supervisory Board, Suez Lyonnaise des Eaux
                                         (1997-present); Chairman and Chief Executive Officer,
                                         Elf Aquitaine (1993-1999).

Jacques Lagarde.............     61      Member of the Supervisory Board, Suez Lyonnaise des Eaux
                                         (1997-present); Executive Vice President, the Gillette
                                         Company (1993-1998). Mr. Lagarde is an American citizen.

Jean Peyrelevade............     59      Member of the Supervisory Board, Suez Lyonnaise des Eaux
                                         (1997-present); Chairman, Credit Lyonnais
                                         (1993-present).

Claude Pierre-Brossolette...     71      Member of the Supervisory Board, Suez Lyonnaise des Eaux
                                         (1997-present); Chairman, Caisse de Refinancement de
                                         l'Habit (1995-present); Director, Credit Lyonnais
                                         (1994-present); Chairman of the Supervisory Board,
                                         Picelli Cables (1992-present); Director, Compagnie des
                                         Signaux (1996-present); Chairman, Banque Eurofin
                                         (1995-1996).

Jean Syrota.................     62      Member of the Supervisory Board, Suez Lyonnaise des Eaux
                                         (1997-present); Advisor, CEA (1999-present); Chairman
                                         and Chief Executive, Compagnie Generale des Matieres
                                         Nucleaires (COGEMA) (1988-present); Director, TOTAL S.A.
                                         (1993-present); Director, Framatome (1989-present);
                                         Permanent Representative of COGEMA, Usinor
                                         (1995-present); Director, SAGEM (1996-present); Board
                                         Member, CFC (1989-present); Board Member, FBFC
                                         (1989-present); Director, ERAP (1998-present); Director,
                                         CEA-Industrie (1993-1999); Permanent representative of
                                         COGEMA, EURODIF (1989-1997).

Gerard Mestrallet...........     50      President of the Executive Board and Chief Executive
                                         Officer, Suez Lyonnaise des Eaux (1997-present);
                                         Chairman and Chief Executive Officer, Compagnie de Suez
                                         (1995-1997); Chief Executive Officer and Chairman of the
                                         Management Committee, Societe Generale de Belgique
                                         (1991-1995).

Philippe Brongniart.........     61      Member of the Executive Board, Suez Lyonnaise des Eaux
                                         (1997-present); Director, Trigen Energy Corporation
                                         (199[ ]-present) Executive Vice President, Lyonnaise des
                                         Eaux (1993-1997).

NAME AND CURRENT                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
BUSINESS ADDRESS                AGE         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----------------              --------   --------------------------------------------------------
Francois Jaclot.............     50      Executive Vice President and Member of the Executive
                                         Board, Suez Lyonnaise des Eaux (1997-present); Director,
                                         Paris Premiere (1999-present); Director, Societe
                                         Generale de Belgique (1996-present); Director, GTM
                                         (1998-present); Director, Sita (1998-present); Director,
                                         Elyo (1998-present); Director, TPS (1998-present);
                                         Director, Banque Sofinco (1996-present); Director, Suez
                                         Industrie (1996-present); Director, M6 (1998-present);
                                         Director, Lyonnaise Communications (1998-present);
                                         Senior Executive Vice President; Compagnie de Suez
                                         (1996-1997); Managing Partner, Demachy Worms & Compagnie
                                         (1994-1995).

Patrick Buffet..............     46      Executive Vice President, Suez Lyonnaise des Eaux
                                         (1998-present); Director, Trigen Energy Corporation
                                         (1998-present); Director of International Holdings,
                                         Societe Generale de Belgique (1994-1998).

2. DIRECTORS AND EXECUTIVE OFFICERS OF ELYO

    Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Elyo. The principal address of Elyo and, unless indicated below, the current business address for each individual listed below is c/o Elyo, 235 Avenue Georges Clemenceau BP 4601 92746 Nanterre Cedex, France. Telephone: 011-331-41-20-10-10. Each such person is, unless indicated below, a citizen of France. Directors are identified by an asterisk.

NAME AND CURRENT                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
BUSINESS ADDRESS                AGE         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----------------              --------   --------------------------------------------------------
Jean-Daniel Levy*...........     58      Managing Director, Elyo (1995-present).

Christine Morin-Postel*.....     53      Chief Executive Officer of Societe Generale de Belgique
                                         (1997-present). Director and Chairman, Trigen Energy
                                         Corporation (2000-present); Chairman and Chief Executive
                                         Officer, Compagnie Hypothecaire (1995-1998); Chairman
                                         and Chief Executive Officer, credisuez (1995-1997);
                                         Managing Partner, Financiere Indosuez (1995-1996).

Klaus Wendel*...............     56      Directeur des Participations of Societe Generale de
                                         Belgique (1998-present); Directeur des Systemes de
                                         Gestion, Societe Generale de Belgique (1988-1998). Mr.
                                         Wendel is a German citizen.

Philippe Brongniart*........     61      Member of the Executive Board, Suez Lyonnaise des Eaux
                                         (1997-present); Director, Trigen Energy Corporation
                                         (1997-present); Executive Vice President, Lyonnaise des
                                         Eaux (1993-1997).

Patrick Buffet*.............     46      Executive Vice President, Suez Lyonnaise des Eaux
                                         (1998-present); Director, Trigen Energy Corporation
                                         (1998-present); Director of International Holdings,
                                         Societe Generale de Belgique (1994-1998).

Francois Jaclot*............     50      Executive Vice President and Member of the Executive
                                         Board, Suez Lyonnaise des Eaux (1997-present); Director,
                                         Societe

NAME AND CURRENT                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
BUSINESS ADDRESS                AGE         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----------------              --------   --------------------------------------------------------
                                         Generale de Belgique (1996-present); Director, GTM
                                         (1998-present); Director, Sita (1998-present); Director,
                                         Elyo (1998-present); Director, TPS (1998-present);
                                         Director, Banque Sofinco (1996-present); Director, Suez
                                         Industrie (1996-present); Director, M6 (1998-present);
                                         Director, Lyonnaise Communications (1998-present);
                                         Senior Executive Vice President; Compagnie de Suez
                                         (1996-1997); Managing Partner, Demachy Worms & Com-
                                         pagnie (1994-1995).

Olivier Kreiss*.............     57      Vice Chairman, GTM Group (1999-Present); Chairman and
                                         Chief Executive Officer, Degremont (1992-1999).

Jacques Petry*..............     45      Chairman and Chief Executive Officer, SITA
                                         (1996-present); President of the International Water
                                         Division, Suez Lyonnaise des Eaux (1995-1996).

Bernard Kasriel*............     53      Vice President and Chief Operating Officer, Lafarge S.A.
                                         (1995-present).

Michel Bleitrach............     54      Chairman and Chief Executive Officer, Elyo
                                         (1993-present) Director, Trigen Energy Corporation
                                         (1995-present); President and Director, T Acquisition
                                         Corp. (2000-present).

3. DIRECTORS AND EXECUTIVE OFFICERS OF T ACQUISITION CORP.

    Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of T Acquisition Corp. Each person identified below has held his position since the formation of T Acquisition Corp. on January 14, 2000. The principal address of T Acquisition Corp. and, unless indicated below, the current business address for each individual listed below is c/o Cofreth American Corporation, 1 Water Street, White Plains, NY 10601. Telephone: (914) 948-9150. Each such person is, unless indicated below, a citizen of France. Directors are identified by an asterisk.

NAME AND CURRENT                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
BUSINESS ADDRESS                AGE         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----------------              --------   --------------------------------------------------------
Michel Bleitrach*...........     54      President, T. Acquisition Corp. (2000-present); Chairman
                                         and Chief Executive Officer, Elyo (1993-present);
                                         Director, Trigen Energy Corporation (1995-present).

Olivier Degos*..............     37      Treasurer and Secretary, T Acquisition Corp.
                                         (2000-present); International Director, Elyo
                                         (1999-present); Director, Trigen Energy Corporation
                                         (1999-present); Chief Financial Officer, Elyo
                                         (1995-1998); Deputy Chief Financial Officer; The SITA
                                         Group (1994-1995).

Michel Caillard.............     46      Vice President, T Acquisition Corp. (2000-present);
                                         General Counsel, Elyo (1997-present); General Counsel,
                                         F.C.R. (1995-1997).

                                  SCHEDULE II
      SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

SECTION 262. APPRAISAL RIGHTS

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), secs. 252, 254, 257, 258, 263 or 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to secs. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

    a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

    b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

    c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b., of this paragraph; or

    d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections
(d) and (e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constitutent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constitutent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constitutent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constitutent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constitutent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (1) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 339, L. '98, eff. 7-1-98.)

                                  SCHEDULE III
                           TRIGEN ENERGY CORPORATION
              JANUARY 2000 "COMMITTED CASE" FINANCIAL PROJECTIONS

    The Company has advised Suez, Parent and Purchaser that it does not, as a matter of course, disclose projections as to future revenues, earnings or other income statement data and the projections were not prepared with a view to public disclosure. In addition, the projections set forth below were not prepared in accordance with generally accepted accounting principles, or with a view to compliance with the published guidelines of the Commission or the American Institute of Certified Public Accountants regarding projections, which would require a more complete presentation of the data than as shown above. The projections have not been examined, reviewed or compiled by the Company's independent auditors, and accordingly they have not expressed an opinion or any other assurance on such projections. However, management of the Company does prepare internal financial projections prior to the start of each year as a matter of course. Such projections represent what management of the Company believes to be a reasonable estimate of the Company's future financial performance and reflect significant assumptions and subjective judgments by the Company's management regarding industry performance and general business and economic conditions, including assumptions regarding the Company's future development projects. The projections are included herein solely because such information was furnished to Parent and Purchaser prior to the Offer. Accordingly, none of Suez, Parent, Purchaser, the Company, or any other person assumes any responsibility as to the accuracy thereof. In addition, because the estimates and assumptions underlying the projections are inherently subject to significant economic and competitive uncertainties and contingencies, which are difficult or impossible to predict accurately and are beyond the control of the Company, Suez, Parent and Purchaser, there can be no assurance that results set forth in the above projections will be realized and it is expected that there will be differences between actual and projected results, and actual results may be materially higher or lower than those set forth below. For a description of certain assumptions relevant to these projections, see "SPECIAL FACTORS--Company Financial Projections."

                                     III-1

TRIGEN ENERGY CORPORATION
1 (A) COMMITTED CASE PROJECTIONS
REVISED: JANUARY 7, 2000

                                              BUDGET                            MEDIUM TERM PLAN
                                            ----------   --------------------------------------------------------------
                                               2000         2001         2002         2003         2004         2005
                                            ----------   ----------   ----------   ----------   ----------   ----------
PHYSICALS
Sales
  Steam..............  Mlb/yr               23,521,289   25,403,352   26,478,751   27,021,759   27,225,172   27,334,902
  Hot Water..........  MMbtu/yr              1,708,642    2,103,386    2,183,014    2,184,281    2,206,406    2,206,406
  Chilled Water......  MtonH/yr                157,488      166,761      227,277      228,914      231,259      232,917
  Electricity........  Mwh/yr                1,282,201    1,539,117    1,580,616    1,654,519    1,652,215    1,619,133
REVENUES:
Revenues from Sales
  Heating.................................     232,566      260,768      273,897      284,374      289,413      294,837
  Cooling.................................      21,929       25,406       28,324       29,198       31,751       32,373
  Electricity.............................      64,111       70,126       72,861       75,078       74,670       74,831
                                            ----------   ----------   ----------   ----------   ----------   ----------
  Total Revenues from Sales...............     318,605      356,300      375,082      388,650      395,833      402,042
    % CHANGE FROM PRIOR YR................        23.2%        11.8%         5.3%         3.6%         1.8%         1.6%
Fees Earned & Other Revenue...............      41,734       44,110       43,875       45,437       47,567       49,481
Equity in Earnings/(Losses) of Unconsol.
  Entity..................................      15,135        2,962        2,618        2,840        3,005        1,512
                                            ----------   ----------   ----------   ----------   ----------   ----------
  TOTAL REVENUES..........................     375,474      403,371      421,575      436,927      446,405      453,034
    % CHANGE FROM PRIOR YR................        31.3%         7.4%         4.5%         3.6%         2.2%         1.5%
EXPENSES
Fuel & Consumables........................     136,463      154,367      164,706      171,773      176,370      180,668
    % OF TOTAL REVENUES...................        36.3%        38.3%        39.1%        39.3%        39.5%        39.9%
Production & Operating Costs..............      99,540      109,319      107,310      110,735      112,550      113,450
    % OF TOTAL REVENUES...................        26.5%        27.1%        25.5%        25.3%        25.2%        25.0%
Depreciation Expense......................      27,674       31,725       34,867       35,644       36,378       36,979
    % OF TOTAL REVENUES...................         7.4%         7.9%         8.3%         8.2%         8.1%         8.2%
General & Admin. & Amortization...........      45,477       44,719       46,840       47,976       49,577       50,719
    % OF TOTAL REVENUES...................        12.1%        11.1%        11.1%        11.0%        11.1%        11.2%
                                            ----------   ----------   ----------   ----------   ----------   ----------
Total Operating Expenses..................     309,155      340,131      353,723      366,127      374,875      381,816
    % OF TOTAL REVENUES...................        82.3%        84.3%        83.9%        83.8%        84.0%        84.3%
Operating Income..........................      66,319       63,241       67,853       70,800       71,530       71,218
    % OF TOTAL REVENUES...................        17.7%        15.7%        16.1%        16.2%        16.0%        15.7%
Interest Expense..........................      34,377       35,410       37,208       34,340       31,970       28,599
Interest (Income).........................      (1,512)      (1,530)      (1,501)      (1,910)      (1,902)      (1,893)
Other Expense/(Income)....................         485        1,388        1,184        1,157          956          752
Minority Interest in Earn/(Loss) of Cons.
  Entity..................................       5,536        8,367        7,843        8,659        8,429        9,602
                                            ----------   ----------   ----------   ----------   ----------   ----------
INCOME BEFORE TAX.........................      27,434       19,605       23,119       28,555       32,077       34,158
    % OF TOTAL REVENUES...................         7.3%         4.9%         5.5%         6.5%         7.2%         7.5%
Income Tax Expense........................      11,358        8,116        9,571       11,822       13,280       14,142
    % OF INCOME BEFORE TAX................        41.4%        41.4%        41.4%        41.4%        41.4%        41.4%
NET INCOME BEF. EXTRAORD. GAIN / (LOSS)...
                                                16,076       11,488       13,547       16,733       18,797       20,017
    % OF TOTAL REVENUES...................         4.3%         2.8%         3.2%         3.8%         4.2%         4.4%
Extraord. Gain / (Loss) Net of Tax........          --           --           --           --           --           --
                                            ----------   ----------   ----------   ----------   ----------   ----------
NET INCOME................................      16,076       11,488       13,547       16,733       18,797       20,017
EARNINGS PER SHARE........................  $     1.33   $     0.94   $     1.11   $     1.37   $     1.53   $     1.63
                                            ----------   ----------   ----------   ----------   ----------   ----------
AVERAGE SHARES OUTSTANDING................      12,122       12,157       12,194       12,226       12,252       12,269

                                     III-2

TRIGEN ENERGY CORPORATION
1 (A) COMMITTED CASE PROJECTIONS
REVISED: JANUARY 7, 2000

                                                  BUDGET                      MEDIUM TERM PLAN
                                                 --------   ----------------------------------------------------
                                                   2000       2001       2002       2003       2004       2005
                                                 --------   --------   --------   --------   --------   --------
CASH FLOWS FROM OPERATIONS
Income BeforeTax & Minority Interest...........   32,970     27,972     30,962     37,214     40,506     43,761
Minority Interest in (Earnings)/Losses.........   (5,536)    (8,367)    (7,843)    (8,659)    (8,429)    (9,602)
Income Tax Expense.............................  (11,358)    (8,116)    (9,571)   (11,822)   (13,280)   (14,142)
                                                 -------    -------    -------    -------    -------    -------
    NET INCOME.................................   16,076     11,488     13,547     16,733     18,797     20,017
Depreciation Expense...........................   27,674     31,725     34,867     35,644     36,378     36,979
Amortization Expense...........................    6,322      6,216      5,611      5,586      5,413      5,190
Deferred Tax Expense (Benefit).................    2,092        528        855     (5,595)      (242)      (404)
Minority Interest in Operations................    5,536      8,367      7,843      8,659      8,429      9,602
Changes in Current Accounts:
    Accounts Receivable........................   (4,945)    (2,672)    (2,944)    (1,958)       148        363
    Inventory..................................      (22)       (85)        12        (41)       (21)       (37)
    Prepaid Costs & Other Assets...............    1,117       (551)     1,511      1,522        972     (3,553)
    Accounts Payable...........................    5,819      4,357         (2)       (20)    (1,726)    (1,807)
    Accrued Expenses...........................    4,435       (592)      (449)    (1,769)    (2,117)    (5,155)
                                                 -------    -------    -------    -------    -------    -------
NET CASH PROVIDED BY OPERATIONS................   64,104     58,781     60,852     58,761     66,031     61,196

CASH FLOW FROM INVESTING ACTIVITIES
Plant, Property, and Equipment.................  (93,573)   (69,043)   (11,452)   (10,917)    (5,044)    (4,091)
Investment in Subsidiaries.....................   (6,398)    (1,475)    (1,801)    (2,095)    (2,260)      (768)
                                                 -------    -------    -------    -------    -------    -------
NET CASH (USED IN) INVESTING ACTIVITIES........  (99,971)   (70,518)   (13,254)   (13,012)    (7,304)    (4,859)

CASH FLOW FROM FINANCING ACTIVITIES
Long Term Borrowings:..........................   50,123     37,191    (23,785)   (19,684)   (30,598)   (31,402)
Common Stock Sales / (Repurchases).............      944        773        773        773        773        579
Short Term Bank Debt, Net......................    8,739        477         70      1,797     (1,838)    (3,150)
Change in Minority Interest....................   (5,388)    (6,517)    (2,709)    (8,359)    (8,094)    (9,085)
Payments on Long Term Debt & Obligations.......  (18,550)   (20,187)   (21,947)   (20,276)   (18,969)   (13,279)
NET CASH PROVIDED BY FINANCING ACTIVITIES......   35,868     11,737    (47,599)   (45,749)   (58,726)   (56,337)
                                                 -------    -------    -------    -------    -------    -------
NET INCREASE/(DECREASE) IN CASH................        0          0          0          0          0          0
                                                 -------    -------    -------    -------    -------    -------
Dividends Paid.................................   (1,697)    (1,702)    (1,707)    (1,712)    (1,715)    (1,718)

                                     III-3

TRIGEN ENERGY CORPORATION
1 (A) COMMITTED CASE PROJECTIONS
REVISED: JANUARY 7, 2000

                                                BUDGET                      MEDIUM TERM PLAN
                                               --------   ----------------------------------------------------
                                                 2000       2001       2002       2003       2004       2005
                                               --------   --------   --------   --------   --------   --------
ASSETS
Current Assets
  Cash and Cash Equivalents..................   15,000     15,000     15,000     15,000     15,000     15,000
  Accounts Receivable, Net...................   55,973     58,645     61,589     63,547     63,399     63,036
  Inventory, at Cost.........................    7,499      7,584      7,573      7,613      7,634      7,671
  Prepaid Costs and other Current Assets.....    7,341      7,892      6,381      4,859      3,887      7,440
                                               -------    -------    -------    -------    -------    -------
    Current Assets...........................   85,814     89,122     90,543     91,019     89,920     93,147
Investment in Nonconsolidated
  Subsidiaries...............................   28,635     30,109     31,910     34,005     36,266     37,034
Non-Current Cash and Equivalents.............    4,581      4,581      4,581      4,581      4,581      4,581
Property, Plant, and Equipment, Net..........  629,860    666,341    642,499    617,474    586,255    553,992
Other Deferred Costs and Intangible Assets...   66,633     61,666     56,939     52,347     48,176     44,533
                                               -------    -------    -------    -------    -------    -------
    TOTAL ASSETS.............................  815,522    851,819    826,473    799,426    765,198    733,287
                                               =======    =======    =======    =======    =======    =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Short Term Bank Debt.......................   41,286     41,763     41,833     43,630     41,792     38,642
  Accounts Payable...........................   27,942     32,047     32,941     33,809     35,124     35,744
  Accrued Expenses...........................   31,029     30,749     30,362     28,626     25,554     20,399
  Current Portion of Long Term Debt..........   11,942      5,619     22,044     15,039      8,001      7,245
                                               -------    -------    -------    -------    -------    -------
    Current Liabilities......................  112,199    110,178    127,179    121,105    110,471    102,031

Total Long Term Debt.........................  466,640    483,644    437,912    397,952    348,385    303,704

Of Which, Current Portion of Long Term
  Debt.......................................  (11,942)    (5,619)   (22,044)   (15,039)    (8,001)    (7,245)
Deferred Tax Liability.......................   48,577     49,105     49,961     44,365     44,123     43,719
                                               -------    -------    -------    -------    -------    -------
    TOTAL LIABILITIES........................  615,474    637,308    593,007    548,383    494,978    442,209

Minority Interest in Consolidated Entities...   19,590     21,441     26,575     26,874     27,209     27,726
Stockholder's Equity
  Common Stock...............................      124        124        124        124        124        124
  Additional Paid-in Capital.................  120,668    120,668    120,668    120,668    120,668    120,668
  Treasury Stock & Restricted, at Cost.......   (3,132)    (2,359)    (1,586)      (814)       (41)       538
  Retained Earnings..........................   62,796     74,636     87,685    104,190    122,260    142,021
                                               -------    -------    -------    -------    -------    -------
    TOTAL STOCKHOLDER'S EQUITY...............  180,457    193,070    206,891    224,169    243,011    263,352
                                               -------    -------    -------    -------    -------    -------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY...  815,521    851,819    826,473    799,427    765,198    733,287
                                               =======    =======    =======    =======    =======    =======

                                     III-4

TRIGEN ENERGY CORPORATION
1 (A) COMMITTED CASE PROJECTIONS
REVISED: JANUARY 5, 2000

KEY DATA AND RATIOS                       2000       2001       2002       2003       2004       2005
-------------------                     --------   --------   --------   --------   --------   --------
EBIT IN '000 $........................   66,319     63,241     67,853     70,800     71,530     71,218
% OF REVENUES.........................       18%        16%        16%        16%        16%        16%
EBITDA IN '000 $......................   98,996     99,982    107,439    111,160    112,622    112,899
% OF REVENUES.........................       26%        25%        25%        25%        25%        25%
                                        -------    -------    -------    -------    -------    -------
EBITDA/ASSETS IN %....................     12.1%      11.7%      13.0%      13.9%      14.7%      15.4%
                                        -------    -------    -------    -------    -------    -------
AVERAGE INTEREST RATE.................      7.0%       6.9%       7.4%       7.5%       7.7%       7.8%
                                        -------    -------    -------    -------    -------    -------
Debt Coverage ratio before Tax (1)....     1.57       1.51       1.55       1.82       1.97       2.38
                                        -------    -------    -------    -------    -------    -------
DEBT TO CAPITAL IN %..................     71.7%      71.0%      67.3%      63.8%      59.1%      54.0%
                                        -------    -------    -------    -------    -------    -------
Pretax Interest Coverage..............     1.89       1.75       1.79       2.03       2.20       2.46
                                        -------    -------    -------    -------    -------    -------
Funds from Operations interest
  coverage............................     2.59       2.60       2.64       2.72       3.09       3.42
                                        -------    -------    -------    -------    -------    -------
Funds from Operations/Debt............     0.18       0.18       0.21       0.21       0.25       0.29
                                        -------    -------    -------    -------    -------    -------
TOTAL DEBT IN '000 $..................  507,926    525,407    479,745    441,582    390,177    342,346
                                        -------    -------    -------    -------    -------    -------
EBITDA/Interest expense...............     2.88       2.82       2.89       3.24       3.52       3.95
                                        -------    -------    -------    -------    -------    -------
EPS...................................     1.33       0.95       1.12       1.38       1.56       1.66
                                        -------    -------    -------    -------    -------    -------
INCOME BEFORE TAX.....................   27,434     19,605     23,119     28,555     32,077     34,158
                                        -------    -------    -------    -------    -------    -------
NET INCOME............................   16,076     11,488     13,547     16,733     18,797     20,017
                                        -------    -------    -------    -------    -------    -------
ROE AFTER TAX--ON 1 YEAR (BASED ON
  AVERAGE EQUITY).....................      9.3%       6.2%       6.8%       7.8%       8.0%       7.9%
                                        -------    -------    -------    -------    -------    -------
ROA BEFORE TAX........................     13.6%      12.4%      12.7%      12.9%      13.0%      13.0%
                                        -------    -------    -------    -------    -------    -------
ROCE (BASED ON NOPAT WITH 41.4%
  TAXES)..............................      6.3%       5.8%       5.7%       6.1%       6.4%       6.7%
                                        -------    -------    -------    -------    -------    -------

                                     III-5

    Manually signed copies of the Letters of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, Certificates and any other required documents should be sent by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

                        THE DEPOSITARY FOR THE OFFER IS:

                        HARRIS TRUST COMPANY OF NEW YORK

                  BY MAIL:                             BY HAND OR OVERNIGHT COURIER:
             Wall Street Station                              Receive Window
                P.O. Box 1023                                Wall Street Plaza
           New York, NY 10268-1023                     88 Pine Street, 19(th) Floor
                                                            New York, NY 10005

                           BY FACSIMILE TRANSMISSION:
                        (FOR ELIGIBLE INSTITUTIONS ONLY)
                             (212) 701-7636 or 7637

                   FOR INFORMATION TELEPHONE (CALL COLLECT):
                                 (212) 701-7624

    Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers as set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, or other related tender offer materials may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                     [LOGO]

                          445 Park Avenue, 5(th) Floor
                            New York, New York 10022
                          Collect Call: (212) 754-8000

             Banks and Brokerage Firms, Please Call: (800) 662-5200

                   Stockholders, Please Call: (800) 566-9061

                      THE DEALER MANAGER FOR THE OFFER IS:

                            LAZARD FRERES & CO. LLC

                              30 Rockefeller Plaza
                            New York, New York 10020
                                 (212) 632-6717